SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1


                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES

                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


                              Viper Networks, Inc.
                      (Exact name of registrant in charter)


           Utah                                          87-0410279
    (State or Other                                     (IRS Employer
Jurisdiction of Incorporation                         Identification No.)
    or organization)




          10373 Roselle Street, Suite 170, San Diego, California 92121
         ---------------------------------------------------------------
                    (address of principal executive offices)


                                 (858) 452-8737
                  (Issuer's Telephone No., Including Area Code)


Securities to be registered under Section 12(b) of the Act:

         Title of each class                     Name of Each Exchange on
         to be so registered                       each class is to be
         -------------------                      --------------------

              None                                        None


       Securities to be registered pursuant to Section 12(g) of the Act:
                        Common Stock, ($0.001 par value)
                                (Title of Class)

                                     PART I

THIS FORM 10-SB CONTAINS "FORWARD-LOOKING STATEMENTS" THAT CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING WORDS SUCH AS "BELIEVES," "EXPECTS," "MAY," "WILL," "SHOULD," OR "ANTICIPATES," OR THE NEGATIVE OF THESE WORDS OR OTHER VARIATIONS OF THESE WORDS OR COMPARABLE WORDS, OR BY DISCUSSIONS OF PLANS OR STRATEGY THAT INVOLVE RISKS AND UNCERTAINTIES. MANAGEMENT WISHES TO CAUTION THE READER THAT THESE FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO, STATEMENTS REGARDING THE COMPANY'S MARKETING PLANS, GOALS, COMPETITIVE AND TECHNOLOGY TRENDS AND OTHER MATTERS THAT ARE NOT HISTORICAL FACTS ARE ONLY PREDICTIONS. NO ASSURANCES CAN BE GIVEN THAT SUCH PREDICTIONS WILL PROVE CORRECT OR THAT THE ANTICIPATED FUTURE RESULTS WILL BE ACHIEVED. ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY EITHER BECAUSE ONE OR MORE PREDICTIONS PROVE TO BE ERRONEOUS OR AS A RESULT OF OTHER RISKS FACING THE COMPANY. FORWARD-LOOKING STATEMENTS SHOULD BE READ IN LIGHT OF THE CAUTIONARY STATEMENTS AND IMPORTANT FACTORS DESCRIBED IN THIS FORM 10-SB, INCLUDING, BUT NOT LIMITED TO "THE FACTORS THAT MAY AFFECT FUTURE RESULTS" SHOWN AS ITEM 1A AND IN ITEM 2 OF PART I - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS. THE RISKS INCLUDE, BUT ARE NOT LIMITED TO, THE RISKS ASSOCIATED WITH AN EARLY-STAGE COMPANY THAT HAS ONLY A LIMITED HISTORY OF OPERATIONS, THE COMPARATIVELY LIMITED FINANCIAL RESOURCES OF THE COMPANY, THE INTENSE COMPETITION THE COMPANY FACES FROM OTHER ESTABLISHED COMPETITORS, TECHNOLOGICAL CHANGES THAT MAY LIMIT THE ABILITY OF THE COMPANY TO MARKET AND SELL ITS PRODUCTS AND SERVICES OR ADVERSELY IMPACT THE PRICING OF THESE PRODUCTS AND SERVICES, AND MANAGEMENT THAT HAS ONLY LIMITED EXPERIENCE IN DEVELOPING SYSTEMS AND MANAGEMENT PRACTICES. ANY ONE OR MORE OF THESE OR OTHER RISKS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE FUTURE RESULTS INDICATED, EXPRESSED, OR IMPLIED IN SUCH FORWARD-LOOKING STATEMENTS. WE UNDERTAKE NO OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENT TO REFLECT EVENTS, CIRCUMSTANCES, OR NEW INFORMATION AFTER THE DATE OF THIS FORM 10-SB OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED OR OTHER SUBSEQUENT EVENTS.

Item 1. Description of Business

     As part of the plan of Viper Networks, Inc. (the "Company") to become a "fully reporting company" (in accordance with Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act")) and to remain in full compliance with all of the requirements of the Exchange Act, the Company is filing this amendment to the original Form 10-SB filed in June 2001. In September 2004, the Company was informed that its prior withdrawal of its Form 10-SB in 2001 was not effective. On this basis, the Company is filing this amendment to its Form 10-SB in response to the comments it has received from the U.S. Securities and Exchange Commission. This amendment primarily describes and relates to the Company's business and plans as they existed in 2001 at the time that the original Form 10-SB was filed. The reader is cautioned that the statements made in this amendment should be read in that context.


Background


     The Company was incorporated under the laws of Utah on February 28, 1983 as Tinglefoot Mining, Inc. for the purpose of developing a mining operations. The Company was unsuccessful in its attempts to acquire the Tinglefoot Mine, was unable to establish an alternative business operation and remained dormant until 1994, when a new management team took office and changed the purpose of the Company's business to pursue investment opportunities in Mexico in 1995.

     On December 20, 1995, the Company changed its name to Mexico Investment Corporation and effected a reverse split of its common stock on a 1 for 40 basis. On February 26, 1996, the Company changed its name to Baja Pacific International, Inc.

     On April 30, 1998, the Company's shareholders approved the following: (1) the execution of an exclusive agreement with Tri-National Development Corp., a Wyoming corporation headquartered in San Diego, California ("Tri-National") to service all of their telecommunication needs at Tri-National's Hills of Bajamar resort; (2) the acquisition of a 5% stake in Future Tel Communications, a Vancouver, British Columbia telecommunications company in exchange for 200,000 common shares; and (3) a change in the Company's name to Taig Ventures, Inc. and the Company's Articles of Incorporation were amended on October 7, 1998. These actions were taken in furtherance of the Company's intentions to work with Tri-National to provide a massive upgrade of its existing telecommunication facilities and the Company believed that a new management team would be better suited to execute this new business model as well as pursue other telecommunications projects.

     In November 2000, the Company entered into a Securities Purchase Agreement and Plan of Reorganization (the "California Reorganization") with Viper Networks, Inc., a California corporation ("Viper-CA"). Viper-CA was formed on September 14, 2000. Under the terms of the California Reorganization, the Company exchanged 36,000,000 shares of its Common Stock for all of the then-outstanding common shares of Viper-CA and Viper-CA became a wholly-owned subsidiary of the Company. Viper-CA's business was that of an application service provider. The Company then changed its name to Viper Networks, Inc. and the Company effected a complete change of the Company and its Board of Directors and officers to position the Company to execute a new business strategy as described below. (As used herein, the term "Company," "we," "and "our, " refers to both the Company and Viper-CA, the subsidiary corporation.)

     With these changes, the Company has re-focused its attention on the provision of Internet telephony services, the development of an infrastructure for providing services to its Web-based customers (the "Graphic User Interface") and, eventually, the construction of Voice-over-Internet Protocol ("VoIP") networks for business, institutions, and Internet Service Providers ("ISPs"). The Company's current management team and Board of Directors has determined that the goals for use of the Mexico property purchased from Tri-National and construction of telecommunications facilities to the Hills of Bajamar are not within the Company's current capabilities.

The Company

     As part of the Company's plan to become a "fully reporting company" (in accordance with Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act")) and to remain in full compliance with all of the requirements of the Exchange Act, the Company is filing this amendment to the original Form 10-SB filed in June 2001. In September 2004, the Company was informed that its prior withdrawal of its Form 10-SB in 2001 was not effective. On this basis, the Company is filing this amendment to its Form 10-SB in response to the comments it has received from the U.S. Securities and Exchange Commission. This amendment primarily describes and relates to the Company's business and plans as they existed in 2001 at the time that the original Form 10-SB was filed. The reader is cautioned that the statements made in this amendment should be read in that context.

     The Company, together with its subsidiary, Viper-CA, is a development-stage company and the Company did not record any revenues from inception through June 30, 2001. The Company seeks to become a full service integration and application services provider ("ASP") of worldwide Internet Protocol ("IP") telephony services including the transmission of voice and data traffic for communications carriers and provision of enhanced Web-based and other communications services to businesses, institutions, and ISPs. IP telephony is the real time transmission of voice communications in the form of digitized "packets" of information over the Internet or a private network, similar to the way in which e-mail and other data is transmitted.

     The Company currently specializes in the provision of Internet telephony services and the cost-effective design, implementation, maintenance and management of its customer's network-based voice and data communications through its VIPER CONNECT product. The Company believes that if current technology trends continue and if favorable conditions allow, Video-Over-IP may become available and the Company may have an opportunity to offer that service and integrate it with the services that the Company currently offers. The ability of the Company to offer any such Video-Over-IP services will be dependent upon many technological and competitive variables over which the Company has little or no control.

     Internet Telephony Services

     VIPER CONNECT is an integrated telecommunications product incorporating Internet telephony as its primary feature. A more detailed description of the product and the services it provides is included under "Products and Services" below.

     VIPER CONNECT is designed to allow businesses and customers to communicate when they are most likely to buy (when a customer is actually viewing the Web
Site). The product contains features which will allow online businesses to voice-enable their Web Sites, banner ads, or e-mail marketing campaigns with live human interaction. The service allows Internet customers, with the click of a button, to talk free to a live agent or customer service representative on their regular telephone without any special equipment, while they view our customer's Web Site. The telephone call can be forwarded to any number our customer chooses, including mobile and cellular telephones.

     We believe that if our customers can utilize real-time voice communications with their customers, our customers will have a competitive edge and be able to meet the growing expectations of consumers for high-quality, point-of-purchase services and, in turn, bring back the "In Store" experience that has been missing from the Web. We believe that human interaction with consumers generally results in: (a) a higher "close ratio" (i.e., more successful selling); (b) more up-market selling opportunities; and (c) higher customer satisfaction. The human "touch" provided by VIPER CONNECT adds a key interactive element for Web-enabled call centers, online businesses and direct marketing companies.

     VIPER CONNECT incorporates the "push to talk" technology developed by ITXC Corporation, with whom we have executed a re-seller agreement. The Company is working with ITXC to customize our Graphic User Interface ("GUI") for the VIPER CONNECT product, with ITXC providing the network and support, as well as the billing, for the product. After analyzing the costs of purchasing the software/hardware solution for Internet telephony from other sources, we determined that it would be more cost-effective and easier to provide our services to customers if we used the ITXC solution. ITXC will provide the equipment and network on which the VIPER CONNECT customized GUI will run which allows the Company to focus more on sales and marketing rather than technical aspects of providing the service. We believe that it will be easier for the customer to use and understand the basic "Push-to-Talk" application that ITXC has already developed.

     The "Push to Talk" name is associated with the patented technology of ITXC. The Company currently does not intend to seek or apply for a patent for the VIPER CONNECT technology into which the "Push to Talk" service has been incorporated, although we do intend to obtain trademarks for the name "VIPER CONNECT." Currently, the Company is one of the first to take "Push to Talk" technology to market as ITXC only distributes the technology to companies for resale.

     VIPER CONNECT is a flexible, customizable online business application designed for companies of any size with any type of online presence. The Company will, upon request, customize the product or, if the customer chooses, the Company can simply provide the "Push to Talk" solution. The service can be customized for Web Sites, banner ads, or e-mail marketing campaigns, including a variety of options designed to suit the configuration or personal preferences of each customer's end-users and to provide them with a variety of options suited to the customer's particular business. VIPER CONNECT buttons can be used to improve customer loyalty and increase sales opportunities for businesses engaged in online commerce at a relatively low cost to the business and at no cost to the customer.

     We market the VIPER CONNECT product and services both directly to corporate customers and through other providers of e-commerce services, such as ISPs. We believe that this service may be particularly attractive to the hospitality travel industry, the financial services industry, and others.

     Currently, we continue to use ITXC's network as the backbone of the VIPER CONNECT product, making our business substantially dependent upon ITXC and the success of the VIPER CONNECT product and services. Our current lack of diversification is a significant risk to the full implementation of our business plan. As a result, we are in negotiations with other companies to offer other, enhanced third party products and services within the global VoIP arena. However, there can be no assurance that we will successfully negotiate any third agreements with other companies that will allow us to offer other products or services on a profitable basis.

     Application Service Provider ("ASP") Services

     While our current business focus is on the sale and marketing of third party products, as enhanced by our own products and services (including the customized GUI), it is our intention to expand the types of services we offer to include the design and development of VoIP network solutions to our customers. This phase of our business plan will be implemented once we are firmly established as a provider of enhanced third party products and services. If voice and video-over IP becomes more fully accepted and commercially utilized in the marketplace, we anticipate that many businesses will need to deploy telecommunications networks with these products and services. We anticipate that if these marketplace trends materialize, training and testing services for the voice and video-over IP equipment and software will be needed to allow a customer to deploy them.

     As an ASP, we intend to capitalize on the anticipated rising demand for outsourced computer applications in the belief that our "turn-key" solutions will offer customers an easy and affordable way to deploy IP networks and services.

     In this event, customers may be able to take advantage of all the benefits and cost-savings that an IP-based network offers without having to train their current staff or absorb all of the usual costs of building and maintaining their own network solutions. In offering VoIP or even Video-over-IP, network design and planning services to our customers, we will be acting as a "general contractor" - bringing together various third party vendors to complete a VoIP solution based on our customer's specific needs and preferences. By bringing third party vendors together in offering our services to our customers, we may not be able to control the products and services that these third parties provide; this may create problems for us in controlling the quality of our products and services.

     We believe that there is a high level of demand for voice and video conferencing by businesses and even individual consumers. The use of video conferencing, if adopted by businesses and institutions, will provide an especially cost-effective IP solution and provide users with an improved means of bringing people together without having to leave their home or office. Here again, the role of the Company is similar to that of a "general contractor" in that, if the Company is successful, the Company will offer a credible and reliable solution to our customers.

     Overall, the Company intends to evaluate and implement the latest IP technology into our customers' network solutions. This is the "buy versus build" solution, which will allow our customers to focus on what they do best, rather than devoting time and resources to the evaluation of new technology products and the development of their own telecommunications network.


Products and Services


     As part of the Company's plan to become a "fully reporting company" (in accordance with Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act")) and to remain in full compliance with all of the requirements of the Exchange Act, the Company is filing this amendment to the original Form 10-SB filed in June 2001. In September 2004, the Company was informed in September 2004 that its prior withdrawal of its Form 10-SB in 2001 was not effective. On this basis, the Company is filing this amendment to its Form 10-SB in response to the comments it has received from the U.S. Securities and Exchange Commission. This amendment primarily describes and relates to the Company's business and plans as they existed in 2001 at the time that the original Form 10-SB was filed. The reader is cautioned that the statements made in this amendment should be read in that context.

     VIPER CONNECT

     VIPER CONNECT allows businesses and customers to communicate when they are most likely to buy (when customers are reviewing the Web Site). The Company places the VIPER CONNECT "button" (which says "Click here to speak with me now. Its FREE.") on our customer's Web Site. When the button is clicked, a screen pops up - giving the customer the option to speak through the computer (through VoIP technology) or to enter their telephone number to allow the customer to be contacted by telephone. With the business (as the seller) and the customer connected by telephone, the seller and the customer are connected with both voice communication and visual communication that allows the seller to guide the buyer through the seller's home page and show different products and services. We believe that this will serve to bring the "In Store" experience to the Web. Currently, we sell the VIPER CONNECT services for a monthly and per minute fee to our customers. It is free for their end-users to access (similar to an 800 number).

     This product works by placing a "graphic" button, backed by a snippet of HTML code, on any online communication, including Web Sites, banner ads, or e-mail. With a single click of the button, a consumer can launch an immediate, FREE call, via personal computer or telephone, to the telephone number specified in the button's code. We believe that the VIPER CONNECT service offers a superior service for domestic and international consumers and contacts, because it enables them to reach our customers for free. VIPER CONNECT is a flexible, customizable online business application designed for use by companies of any size with any type of online presence.

     With the VIPER CONNECT product, we offer a market-ready solution, designed from the perspective of the Internet user and developed to allow the simplest, most cost-effective integration for the web site owner. In most cases, the button code can be provided to our customers within forty-eight (48) hours, and they can simply cut and paste it into their web site source code. Customers seeking more customization of the product can have the company install the product at no additional charge. No additional equipment or maintenance is required for the customer to run VIPER CONNECT once it has been installed. It does not require any software downloads, and can be run on any personal computer running the Windows 95 or 98 operating system or a Mac OS 8 or greater. The only requirement to activate VIPER CONNECT is that the customer have Internet access and a recent web browser.

     VIPER CONNECT offers a range of call completion options to suit the end user's personal computer configuration or personal preference. Once a VIPER CONNECT button is "clicked," auto detection technology enables VIPER CONNECT to present a customized list of call options based on the capabilities of the Internet user's computer system configuration. The real-time communications options afforded by VIPER CONNECT allow the end-user to select the moist appropriate option based on his or her comfort level and ensures that all visitors have the ability to Internet one-on-one with the customer's service or support representative.

     End-users can choose from a set of calling options, depending on the configuration of their computer, and the options preferred by our customers. These options include:

     - Talk Through Your Phone. This option allows an Internet user to submit a phone number for them to be reached at and establish an immediate call with the call center agent. The web user can speak to a sales person or call center agent on a traditional phone while continuing to browse the web.

     - Talk Through Your Computer. By selecting this option, users with one phone line and a multimedia PC can enjoy the convenience and innovation of VoIP technology. This feature allows consumers to continue to browse a web site and talk to a sales or service representative without hanging up their Internet connection. This is especially great for customers using a single phone line with "dial up" Internet access.


     Internet surfers do not need to download an application to utilize VIPER CONNECT technology. Microsoft's Net Meeting application, which is already bundled on most multimedia PCs, enables Internet users with a microphone and speakers, or headset or handset, to place calls through the computer to the merchant site.

         VIPER CONNECT buttons can also be used to improve customer loyalty and increase sales opportunities for businesses engage in online commerce, offering the opportunity to voice-enable a broad spectrum of online sales, marketing and advertising efforts, including:

     - E-Mail Marketing. VIPER CONNECT functionality can be added to promotional e-mail messages to personalize a seemingly impersonal marketing tool, build a stronger relationship with contacts, and make sales easier to close.

     - Banner Advertising. Placing a VIPER CONNECT button within a banner ad gives consumers the option to connect directly with a customer service representative or link to the company's web site, which can also be voice-enabled.

     - Directory Listings. VIPER CONNECT has portal and enterprise applications that enable companies to enhance their use of online directories as advertising and sales tools. A voice-enabled company listing on a portal, or a distributor listing on a company's web site, gives consumers the chance to find a local merchant and communicate with a representative in real time, thereby increasing convenience for the customer and helping to accelerate and increase sales for the retailer.

     - Sales Lead Verification and Fulfillment. With VIPER CONNECT, companies can take incoming customer requests and send the leads directly to sales representatives via e-mail in the form of a VIPER CONNECT button. By clicking on the VIPER CONNECT button embedded in the message, sales representatives can place a call and have a direct voice connection with consumers almost immediately.

     ASP Services and VoIP Network Design

     If we are successful in establishing the Company as a provider of enhanced, third party Internet telephony products, we plan to offer VoIP network design and planning solutions. In this respect, the Company would act something like a general contractor, bringing together various third party vendors to complete the VoIP solution for our customers. For instance, if a customer of ours had several offices, we could design a network to connect all of them together in such a way that they could make calls between their offices for free (even internationally), resulting in a tremendous cost savings.

     In providing these services, we intend to implement the following strategy:


     1. Once contacted by a potential customer, we intend to conduct a "needs analysis." The most common "need" for the customer would likely be how to save money on domestic and international calling.

     2. We intend to determine what existing resources the customer had in place (e.g., are the offices already connected by a data network) and what needs to be added.

     3. We intend to outsource to third party vendors for equipment, technology and services. For instance, Cisco or 3com for hardware/software at each location, Allegiance Telecom for network and data services, and technology companies like ITXC, which have VoIP and Video-Over-IP technology for communications technology. The Company intends to provide engineering and maintenance support. 4. We intend to implement the solution and provide ongoing support.

     In addition to the design and development of new networks, customers may ask the Company to evaluate the customer's current IP network to determine how it can be improved. For instance, if a customer had several offices exchanging e-mail on a private network, they may come to us to build a "Voice VPN" (the acronym "VPN" refers to "virtual private network") (simply running the telephone traffic (VoIP) over the connection that the e-mail is currently running on and they are already paying for). The Company would follow the same strategy for enhancing existing networks as it does for designing and planning new ones.

     We anticipate that our service group will offer an in-depth thorough analysis of customer networks, and will provide a range of services that will help customers determine if and how their network is succeeding in meeting business objectives. These services will likely include:

     o Network Assessment and Baseline, which provide a view of the network through an audit process. We intend to monitor the customer's network to determine traffic/protocol distribution, utilization, network congestion, application usage and performance inefficiencies.

     o Enterprise Network Architecture and System Design, which provides design and redesign of enterprise networks that conform to current and future technology needs of the customer. Connectivity options such as remote access, dial-in, Internet and wide-area connectivity will be evaluated. We will determine the customer's requirements for e-mail, client applications, and then implement them, creating a more robust environment for sharing information across the enterprise.

     o Network Security, which provides security assessment, security policy and firewall evaluation for customers who need a more demanding and comprehensive review of their security requirements.


     o Technology Assessment, which provides solutions to help customers differentiate themselves and strengthen their market position within their given Industry. We will take into account the customers' business strategy and offer core competencies in technologies such as Internet protocol telephony, voice e-commerce and Internet call waiting.

The Company also plans to provide project management and network integration services to facilitate the implementation of customer networks pursuant to design specifications. Our project management services will encompass legacy technologies and state-of-the-art technologies enabling the rollout of turnkey solutions delivering fully operational enterprise networks. We will also program and furnish premise-based components of integrated networks utilizing complex network technologies across multi-vendor environments.


Strategy


     As part of the Company's plan to become a "fully reporting company" (in accordance with Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act")) and to remain in full compliance with all of the requirements of the Exchange Act, the Company is filing this amendment to the original Form 10-SB filed in June 2001. In September 2004, the Company was informed that its prior withdrawal of its Form 10-SB in 2001 was not effective. On this basis, the Company is filing this amendment to its Form 10-SB in response to the comments it has received from the U.S. Securities and Exchange Commission. This amendment primarily describes and relates to the Company's business and plans as they existed in 2001 at the time that the original Form 10-SB was filed. The reader is cautioned that the statements made in this amendment should be read in that context. During fiscal 2000 and during the first six months of 2001 ending June 30, 2001, we did not have any customers and we did not record any revenues. Our strategy is subject to significant risks and uncertainties (See "Factors That May Affect Future Results.").

     The Company has re-focused its attention on the provision of Internet telephone services, the development of an infrastructure for providing services to its web-based customers (the "Graphic User Interface") and, eventually, the construction of Voice-over-Internet Protocol ("VoIP") networks for businesses, institutions and Internet Service Providers ("ISPs"). Currently, we specialize in the provision of Internet telephony services and the cost-effective design, implementation, maintenance and management of our customer's network-based voice and data communications through the VIPER CONNECT product. The Company signed its first contract for VIPER CONNECT on September 19, 2001 and, if we are successful in implementing our strategy, our goal is to sell additional VIPER CONNECT buttons.

     Because our business is currently substantially dependent on our relationship with ITXC, it is our intention to expand our business to offer other enhanced, third party solutions as well. We have already begun discussions with two other companies, Sky River Communications and Net2Phone, with the intent of forming relationships similar to that with ITXC, where we can take their products to market in an enhanced format, offering our products and services to consumers at the same time their end-product is sold.

     In order to market VIPER CONNECT, and other products, we have entered into discussions with several individuals who will act as salespersons for the products on an independent contractor basis, and are also in contact with several ISPs who could distribute VIPER CONNECT to the customers for whom they are hosting web sites. While we believe that the planned use of independent contractors and ISPs to distribute the VIPER CONNECT and other products is a prudent business strategy, we will not have only limited marketing control of these third parties and, as a result, our marketing efforts may be limited by any lack of training and interest of these third parties and the relative incentives that these third parties have in marketing our products in relation to the incentives on similar products offered by others.

     If we are successful in establishing the Company as a provider of enhanced, third party Internet telephony products, it is our intention to offer VoIP network design and planning solutions.

     Our goal is to become the leading provider of enhanced Voice over the Internet products. In order to accomplish this, we have set forth the following objectives:

     o Capitalize our early entrant status in offering VoIP products and services;

     o    Expand Viper by adding additional points of presence nationwide;

     o    Capitalize on the cost advantages of the Internet;

     o    Use VoIP to enhance Internet applications;

     o    Expand our role as an Application Service Provider;

     o    Establish Viper as a leader in quality;

     o    Provide our customers and affiliates with direct access to Viper; and

     o    Deliver additional cutting-edge VoIP products and services.

     Our ability to achieve any one or more of these goals will be subject to our ability to implement our plans and to attract and develop the interest and commitment of third parties in light of the ever-changing technological and competitive structure of the industry. These and other factors are beyond our control and we may face unforeseen difficulties in attempting to reach these goals. (See "Factors That May Affect Future Result.")

Sales and Marketing

     Viper's sales efforts are currently staffed by 4 sales personnel with a heavy emphasis on outside referrals. The Company's sales representative initially contact potential customers from referrals from other customers or by local market knowledge. Thereafter, the Company is engaged to evaluate and recommend a network integration solution and network services. One of Viper's strengths is the continuing customer relationships that provide both cross selling and repeat business opportunities and a solid base for references. The Company's sales efforts are divided into two areas: one targeting new business and the other targeting Viper's installed base.

     Our marketing goals are to:

     o    Expand the presence of VIPER CONNECT through direct sales efforts

     o Offer other value add products and services to our existing customer base

     o Work with out strategic partners to co-brand and co-develop products and services

     o    Increase efforts through "re-seller" channels to increase sales

     o Establish a market leadership position among providers of voice services over the Internet

     We intend to use the reputations and industry relationships cultivated by our senior management and our status as an early entrant in the Internet telephony industry to attract affiliates to the Company. We typically meet potential affiliates at Internet and telephony trade shows and seminars, but also target strategic affiliates in our industry. As indicated above, we are also in discussions with several individuals who will act as salespersons for our products and are in contact with several ISPs who could distribute VIPER CONNECT to the customers for whom they are hosting web sites.

Industry Overview

     Historically, the communications services industry has transmitted voice and data over separate networks using different technologies. Traditional carriers have typically built telephone networks based on circuit switching technology, which establishes and maintains a dedicated path for each telephone call until the call is terminated. With a circuit-switched system a telephone call is placed, a circuit is established, and the circuit remains dedicated for transmission of the call and is unavailable to transmit any other call. This restricted use of transmission capacity has become inefficient in light of the increased demand for voice services and the proliferation of data networks, with their enhanced functionality and efficiency.

     Data  networks  have  typically  been  built  utilizing   packet  switching
technology, such as IP, which divides signal into packets that are simultaneously routed over different channels to a final destination where they are reassembled in the original order in which they were transmitted. Packet switching provides for more efficient use of the capacity in the network because the network does not establish dedicated circuits and does not require a fixed amount of bandwidth to be reserved for each transmission. As a result, substantially greater traffic can be transmitted over a packet-switched network, such as the Internet, than a circuit-switched network.

     Early packet-switched networks suffered from poor sound quality attributable to delays and lost packets. However, recent improvements in packet switching, compression broadband access technologies, hardware and the use of privately-managed networks have allowed for quality, real-time transmission. As a result, packet switching technology now allows service providers to converge their traditional voice and data networks and to carry voice, fax and data traffic over the same network. These improved efficiencies of packet-switching technology create network cost savings that can be passed on to the consumer in the form of lower long distance rates. In addition, international telephone calls carried over the Internet or private IP networks are less expensive than similar calls carried over circuit-switched networks primarily because they bypass the international settlement process, which represents a significant portion of international long distance tariffs.

     Over the last decade, the volume of traffic on data networks has grown at a faster rate than traditional telephone networks. This growth has been driven by several factors, including technological innovation, high penetration of personal computers and, in particular, by the rapid expansion of the Internet as a global medium for communications, information and commerce. International Data Corporation, a market research firm, estimates that the number of Internet users worldwide will grow from approximately 142 million in 1998 to approximately 399 million in 2002. This increase in data traffic has necessitated additional data network capacity and quality. As a result, businesses have invested billions of dollars in order to meet this need.

     We believe that the combination of increasing demand for voice services and the proliferation of data networks, with their enhanced functionality and efficiency, is driving the convergence of voice traffic and data networks, including the Internet. We expect this transfer of traffic to accelerate as corporation and network infrastructure providers attach increasing value to data networks and as the functionality of computers and computing devices, such as personal digital assistants, is enhanced by voice capability.


     The Emergence of Voice on Data Networks


     Voice on the Internet or voice-over-Internet Protocol ("VoIP') consists of both traditional and enhanced voice and fax services between ordinary phones and the addition of interactive voice capability to computers, web sites and e-mail. Voice on the Internet serves both the extensive market of existing phone users and the expanding market of computer users. We believe data networks provide lower cost than the traditional telephone network and are better suited to deliver future enhanced services to both phone users and computer users. Moreover, the Internet is the most cost-effective data network for transmitting any type of data worldwide, including voice.

     Telephony based on Internet protocols emerged in 1995, with the invention of a personal computer program that allowed the transport of voice communications over the Internet via a microphone connected to a personal computer. Initial sound quality was poor and the service required that both parties to the conversation use personal computers instead of telephone. In 1996, the advent of the gateway for the first time offered anyone with access to a telephone the ability to complete calls on the Internet. A gateway is a device that transfers calls from the traditional telephone network to a network such as the Internet, and vice versa.

     Despite advances in VoIP technology, Voice over the Internet has only recently improved to the point of allowing quality, real-time voice communications. We believe that, overall, the VoIP marketplace is still in its infancy. Most enterprise customers and consumers still rely on traditional, circuit-switched telephone services. In our opinion, the full advantages of VoIP will not be realized for another two to five years, giving companies like Viper Networks an opportunity to make an early entrance into the market.


     The Economics of Internet Telephony

     Long distance telephone calls transported over the Internet are less expensive than similar calls carried over the traditional telephone network primarily because the cost of using the Internet is not determined by the distance those calls need to travel. Also, routing calls over the Internet is more cost-effective than routing calls over the traditional telephone network because the technology that enables Internet telephony is more efficient than traditional telephone network technology. The great efficiency of the Internet creates cost savings that can be passed on to the consumer in the form of lower long distance rates or retained by the carrier as higher margins.

     Beyond cost benefits, innovation in the provision of enhanced services is expected to yield increased functionality as well. We believe such enhanced functionality will expand the addressable market for Internet services to include anyone with a telephone, and that this market is potentially larger than the market for any other existing Internet service which requires a computer for access. Moreover, computer users will benefit from interactive voice being an option in web browsing and other computer-based communications.


     Limitations of Existing Internet Telephony Solutions

     The growth of voice on the Internet has been limited in the past due to poor sound quality caused by technical issues such as delays in packet transmission and bandwidth limitations related to Internet network capacity and local access constraints. However, the continuing addition of data network infrastructure, recent improvements in packet-switching and compression technology, new software algorithms and improved hardware have substantially reduced delays in packet transmissions and the effect of these delays. Based on these improvements, International Data Corporation projects that Internet protocol telephony revenue will grow rapidly to over $23.4 billion in 2003.


     Several large long distance carriers, including AT&T and Sprint, have announced Internet telephony service offerings. Smaller Internet telephone service providers have also begun to offer low-cost Internet telephony services from personal computers to telephones and from telephones to telephones. Traditional carriers have substantial investments in traditional telephone network technology, and therefore have been slow to embrace Internet technology. We believe that these service offerings by large long distance carriers and smaller providers are generally available in limited geographic areas and can only complete calls to a limited number of locations.

     In recent years, commercial web sites have grown in popularity. Efforts to enhance these web sites with voice enabled e-commerce features such as click-and-call contact with a customer service agent have been hampered by the early quality problems with voice on the Internet described above. In addition, we believe that the infrastructure required for a global network is too expensive for most companies to deploy on their own.

     Increasing Trends Toward Outsourcing Telephony Solutions

     We believe that the global reach and functionality of the Internet makes it especially suited for enhanced voice services. These services, which may include web-to-phone, phone-to-PC and unified messaging, could be a significant source of additional revenues to Internet portals, Internet service providers and web sites that are seeking to expand their service offerings. Such voice services require considerable expertise and capital to deploy and may involve execution risk for any Internet portal, Internet service provider or web site lacking this expertise. We expect that Internet portals, Internet service providers and web sites will increasingly outsource their communications services to companies, like us, that provide the network and expertise necessary to facilitate those services rather than incurring the risk and delay of developing and deploying an array of communications services themselves and undertaking the task of building a global network.

     Our Solution

     The Company has instituted a two-step strategy to meet the challenges presented by the increased demand for inexpensive VoIP solutions. First, we will establish the Company as a provider of quality Internet telephone products designed to give our customers immediate, real-time voice communication with their customers. The VIPER CONNECT, which incorporates ITXC's "Push-to-Talk" technology, is a market-ready solution that is low-cost and easily installed. We believe that VIPER CONNECT is a superior product because the graphic user interface is easy to use, the services is available through ITXC on an international basis, our pricing is lower and this is more attractive to our customers, and the technology is new and low risk. The VIPER CONNECT product is what we hope to be the first of many successful product/services offered by the Company, as we continue to negotiate with third parties for the resell rights to similar products. Each product marketed by the Company on behalf of third parties will be enhanced by our unique GUI and will be supported by the Company.

     In the second phase of our business plan, we will increase our activities as an ASP, helping customers design and plan their telecommunications networks in an effort to meet the increasing demand for outsourced networking solutions. In our capacity as an ASP, we will bring together third party vendors in an effort to design customized networking for our customers, based upon their specific communications needs. As one of our primary goals in designing these private networks, we will design networks that will result in a substantial cost-savings to our customers by providing free inter-office communications. VIPER CONNECT already gives them the opportunity to offer their customers free voice communicating over the Internet, with only a small charge to the customer (such as they would pay for an 800 number). As we design networks specifically for customers, we will look for additional ways to provide these types of cost-savings, including free communications between offices of customers with multiple locations.


     Competition


     The market for enhanced Internet and IP communications services is new and rapidly evolving. We believe that the primary competitive factors determining success in the Internet and IP communications market are quality of service, the ability to meet and anticipate customer needs through multiple service offerings, responsive customer care services and price. Future competition could come from a variety of companies both in the Internet and telecommunications industries. These industries include major companies who have greater resources and large subscriber bases than we have. We also compete in the growing market of discount telecommunications services including calling cards, prepaid cards, call-back services, dial-around or 10-10 calling and collect calling services. In addition, some Internet service providers have begun to aggressively enhance their real-time interactive communications, focusing initially on instant messaging, although we expect them to begin to provide PC-to-phone services.

     A few of our direct competitors are listed below:

     Callbutton.com - an application service provider of web interaction software and telecommunications services. Callbutton utilizes what it refers to as "Callbuttons," which function similar to ITXC's "Push-to-Talk" technology. Services provided by Callbutton include (1) Internet initiated phone calls and e-mail messages, as well as "follow-me" telephone numbers, (2) real-time call progress reporting, callback and messaging options, and post-call surveys, (3) Call buttons designed to work with any web site, third party website, e-mail, and rich media banner ads, and Callbuttons that track every detail of the handoff from the marketing campaign to the sales personnel who received the call.

     ClickiCall - offers three products: ClickiCall, which gives potential customers the opportunity to call ClickiCall customers from their PC to the customer's regular phone, ClickiChat, which allows consumers to interact directly with ClickiCall customers in real-time and ClickiCall Pro, which is a combination of ClickiCall and ClickiChat services.

     PushNCall, Inc. - allows online businesses to voice-enable their web sites, banner ads or e-mail marketing campaigns with live human interaction. The service allows Internet consumers, with the push of a button, to talk to a live agent or customer service representative on their regular or cellular phone line.

     We anticipate that as markets develop and technology and commercial acceptance of our products and services evolve, other new and likely larger competitors may offer products and services similar to those we offer. In this event we may be facing significant and continuing challenges in implementing our strategy. This may force us to change or alter our strategy or otherwise undertake new and unforeseen actions.

     Currently, we believe that the VIPER CONNECT product has a competitive advantage over products offered by these companies because (a) our GUI is easier to use than that of our competitors, (b) our pricing is lower and thus more attractive to our customers (i.e., while most other companies charge installation fees of between $400 and $1,000, our installation fee for VIPER CONNECT is under $50), (c) because the price is lower, the risk to try our product is lower for the customer, and (d) our service is offered on an international basis because of our relationship with ITXC. And, since the VIPER CONNECT product offers international service, consumers worldwide can pick up the telephone and use the service for free. However, we face substantial competition from a number of larger companies with substantially greater resources and longer operating histories and we may not be able to compete effectively. We also face competition from private and start-up companies given the limited barriers to entry in our business.

     While we may experience indirect competition from companies such as Vocaltec, Cisco Systems, Inc. and Net2Phone, which manufacture products similar to that of ITXC and may offer services similar to the Company, currently these companies typically only provide their services to companies like ours to sell and market them. As a result, these companies are also potential competitors.

     Traditional Telecommunications Carriers. Traditional telecommunications companies, such as AT&T, Sprint, MCI WorldCom and Qwest Communications International, may offer enhanced Internet and IP communications services in both the United States and internationally. All of these competitors are significantly larger than we are and have substantially greater financial, technical and marketing resources, larger networks, a broader portfolio of services, stronger name recognition and customer loyalty, well-established relationships with target customers, and an existing user base to which they can cross-sell their services. These and other competitors may be able to bundle services and products that are not offered by us together with enhanced Internet and IP communications services, which could place us at a significant competitive disadvantage. Many of these types of competitors enjoy economies of scale that can result in lower costs structure for transmission and related costs, which could cause significant pricing pressures within the industry.


Government Regulation


The use of the Internet and private IP networks to provide telephone service is a recent market development. While we believe that the provision of voice communications services over the Internet and private IP networks is currently permitted under United States law, some foreign countries have laws or regulations that may prohibit voice communications over the Internet.

     United States. We believe that, under U.S. law, the Internet-related services that the Company provides constitute information services as opposed to regulated telecommunications services, and, as such, are not currently actively regulated by the FCC or any state agencies charged with regulating telecommunications carriers. Nevertheless, aspects of our operations may be subject to state or federal regulation, including regulation-governing universal service funding, disclosure of confidential communications and excise tax issues. We cannot provide assurances that Internet-related services will not be actively regulated in the future. Several efforts have been made in the U.S. to enact federal legislation that would either regulate or exempt from regulation services provided over the Internet. Increased regulation of the Internet may slow its growth, particularly if other countries also impose regulations. Such regulation may negatively impact the cost of doing business over the Internet and materially adversely affect our business, operating results, financial condition and future prospects.

     The FCC has considered whether to impose surcharges or other common carrier regulations upon certain providers of Internet telephony, primarily those which, unlike the Company, provide Internet telephony services directly to end users. While the FCC has presently refrained from such regulation, the regulatory classification of Internet telephony remains unresolved.

     Specifically, the FCC has expressed an intention to further examine the question of whether certain forms of phone-to-phone Internet telephony are information services or telecommunications services. The two are treated differently in several respects, with certain information services being regulated to a lesser degree. The FCC has noted that certain forms of phone-to-phone Internet telephone bear many of the same characteristics as more traditional voice telecommunications services and lack the characteristics that would render them information services.

     If the FCC were to determine that certain Internet-related services including Internet telephony services are subject to FCC regulations as telecommunications services, the FCC could subject providers of such services to traditional common carrier regulation, including requirements to make universal service contributions, and pay access charges to local telephone companies. It is also possible that the FCC may adopt a regulatory framework other than traditional common carrier regulation that would apply to Internet telephony providers. Any such determinations could materially adversely affect our business, financial condition, operating results and future prospects to the extent that any such determinations negatively affect the cost of doing business over the Internet or otherwise slow the growth of the Internet. Congressional dissatisfaction with FCC conclusion could result in requirements that the FCC impose greater or lesser regulation, which in turn could materially adversely affect our business, financial condition, operating results and future prospects.

     State regulatory authorities may also retain jurisdiction to regulate certain aspects of the provision of intrastate Internet telephony services. Several state regulatory authorities have initiated proceedings to examine the regulation of such services. Others could initiate proceedings to do so.

     International. The regulatory treatment of Internet telephony outside of the U.S. varies widely from country to country and is subject to constant change. Until recently, most countries either did not have regulations addressing Internet telephony or other VoIP services, classifying these services as unregulated enhanced services. As the Internet telephony market has grown and matured, increasing numbers of regulators have begun to reconsider whether to regulate VoIP services. Some countries currently impose little or no regulation on these services, as in the United States. Conversely, other countries that prohibit or limit competition for traditional voice telephony services generally do not permit Internet telephony or VoIP services or strictly limit the terms under which it may be provided. Still other countries regulate Internet telephony and VoIP services like traditional voice telephony services, requiring Internet telephony companies to make universal service contributions and pay other taxes. Countries may also determine on a case-by-case basis whether to regulate Internet telephony and VoIP services as voice services, as enhanced services or as another service. The varying and constantly changing regulation of Internet telephony and VoIP in the countries in which we currently provide or may provide services may materially adversely affect our business financial condition and results of operations.

     The European Commission regulatory regime, for example, distinguishes between voice telephony services and other telecommunications services. The European Commission stated that only phone-to-phone communications reasonably could be considered voice telephony and that, at present, even phone-to-phone Internet telephony does not meet all elements of its voice telephone definition. Therefore, the European Commission concluded that, at the present time, voice over Internet services cannot be classified as voice telephony. More recently, in September 2000, after requesting comments from interested parties the European Commission issued a subsequent communication in which it reaffirmed that Internet telephony is not currently voice telephony.

     As a result of the European Commission's conclusion, providers of Internet telephony should be subjected to no more than a general authorization or declaration requirement by European Union member countries. However, Viper cannot provide assurances that more stringent regulatory requirements will not be imposed by individual member countries of the European Union, since
Commission communications, unlike directives, are not binding on the member states. The member countries therefore are not obligated to reach the same conclusions as the Commission on this subject so long as they adhere to the definition of voice telephony in the Services Directive. Moreover, in its January 1998 IP Telephony Communication, the European Commission state that providers of Internet telephony whose services satisfy all elements of the voice telephony definition and whose users can dial out to any telephone number can be considered providers of voice telephony and may be regulated as such by the member states of the European Union.

     We will also be providing services in countries where the regulation of Internet telephony is more restrictive than in the United States or the European Union. In some of those countries, we may be forced to find strategic partners within those countries to help us obtain regulatory approval. Changes in the regulatory regimes of countries where we do business, then may have the effect of limiting or prohibiting Internet telephony services, to one or more countries in which we currently operate or seek to operate in the future.

     Also, in the event we expand into additional foreign countries, such countries may assert that we are required to qualify to do business in the particular foreign country, that we are otherwise subject to regulation, or that we are prohibited from conducting our business in that country. Our failure to qualify as a foreign corporation in a jurisdiction in which we are required to do so, or to comply with foreign laws and regulations, would materially adversely affect our business, financial condition and results of operations by subjecting us to taxes and penalties and/or by precluding us from, or limiting us in, enforcing contracts in such jurisdictions. Likewise, our customers and partners may be or become subject to requirements to qualify to do business in a particular foreign country, otherwise to comply with regulations, or to cease from conducting business in that country. We cannot be certain that our customers and partners are currently in compliance with regulatory or other legal requirements in their respective countries, that they will be able to comply with existing or future requirements, and/or that they will continue in compliance with any requirements. The failure of our customers and partners to comply with these requirements could materially adversely affect our business, financial conditions and results of operations.

     Finally,  the  International  Telecommunications  Union,  or  the  ITU,  an
international treaty organization that deals with telecommunications matters, has not taken any action in favor or against Internet telephony. In 2000, however, the ITU convened meetings and published reports on the Internet and Internet telephony issues, partly in response to concerns from some developing countries over Internet Telephony and tariffing of international Internet backbone traffic. The ITU will hold additional meetings and will issue additional reports on Internet telephony during 2001 that may encourage some countries to increase or reduce their regulation of Internet telephony. In particular, an ITU study group is examining how international Internet backbone providers compensate each other for traffic. These efforts, which may take several years to be completed and which are currently opposed by the United States and some European countries, may eventually result in changes in national or international regulations dealing with financial compensation for international Internet traffic which could affect certain of our costs.

     Certain Other Regulations Affecting the Internet

     United States. Congress has recently adopted legislation that regulates certain aspects of the Internet, including online content, user privacy and taxation. In addition, Congress and other federal entities are considering other legislative and regulatory proposals that would further regulate the Internet. Congress has, for example, considered legislation on a wide range of issues including Internet spamming, database privacy, gambling, pornography and child protection, Internet fraud, privacy and digital signatures. Various states have adopted and are considering Internet-related legislation. Increased U.S. regulation of the Internet may slow its growth, particularly if other governments follow suit, which may negatively impact the cost of doing business over the Internet and materially adversely affect our business, financial condition, results of operations and future prospects.

     International. The European Union has also enacted several directives relating to the Internet. The European Union has, for example, adopted a directive that imposes restrictions on the collection and use of personal data. Under the directive, citizens of the European Union are guaranteed rights to access their data, rights to know where the data originated, rights to have inaccurate data rectified, rights to recourse in the event of unlawful processing and rights to withhold permission to use their data for direct marketing. The directive could, among other things, affect U.S. companies that collect or transmit information over the Internet from individuals in European Union member states, and will impose restrictions that are more stringent than current Internet privacy standards in the U.S. In particular, companies with offices located in European Union countries will not be allowed to send personal information to countries that do not maintain adequate standards of privacy. Although Viper does not engage in the collection of data for purposes other than routing its services and billing for its services, the directive is quite broad and the European Union privacy standards are stringent. Accordingly, the potential effect on the development of Viper in this area is uncertain.

Employees


     On March 31, 2001, the Company employed four full-time employees including four executive officers, of which two are in sales and marketing, one in network operations and technical services, and one in accounting, administration, and other support areas. In addition, we have five independent outside sales representatives. Additional personnel will be hired on an as needed basis, utilizing consultants and outside contractors in the interim.


Intellectual Property

     The primary component of the VIPER CONNECT product is the "Push to Talk" technology developed and patented by ITXC, which we sell pursuant to a Reseller Agreement with that company. It is not our intention to obtain patents on the design of our Graphic User Interface screen shots once complete. The Company does not have any labor contracts. The Company intends to obtain trademarks for the VIPER CONNECT name and logo.


Locations


     In 2001, the Company's headquarters and principal office was located at 7960 Silverton Avenue, Suite 210, San Diego, California 92126. At that time, its telephone number was (858) 547-4214; its fax number was 858-547-4219; and its web address was www.ViperIP.com. Our current address and telephone (as of the date that this Amendment is filed) is as shown on the first page of this Amendment.

Item 1a. Factors that May Affect Future Results

     As part of the Company's plan to become a "fully reporting company" (in accordance with Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act")) and to remain in full compliance with all of the requirements of the Exchange Act, the Company is filing this amendment to the original Form 10-SB filed in June 2001. In September 2004, the Company was informed that its prior withdrawal of its Form 10-SB in 2001 was not effective. On this basis, the Company is filing this amendment to its Form 10-SB in response to the comments it has received from the U.S. Securities and Exchange Commission. This amendment primarily describes and relates to the Company's business and plans as they existed in 2001 at the time that the original Form 10-SB was filed. The reader is cautioned that the statements made in this amendment should be read in that context.

     The Company's business organization, the Company's reliance upon certain technology and third parties, competitive trends in the marketplace, and other factors all involve elements of substantial risk. In many instances, these risks arise from factors over which the Company will have little or no control. Some adverse events may be more likely than others and the consequence of some adverse events may be greater than others. No attempt has been made to rank risks in the order of their likelihood or potential harm. In addition to those general risks enumerated elsewhere, any purchaser of the Company's Common Stock should also consider the following factors.

1. Continued Operating Losses & Development-Stage Company. The Company has incurred $39,108 in losses during the twelve months ending December 31, 2000 and cumulative losses of $39,108 the Company's inception. The Company is a development-stage company and may well incur significant additional losses in the future as well and there can be no assurance that the Company will be successful or that it will be profitable in the future.

2. Current Financial Structure, Limited Equity, Limited Working Capital & Need for Additional Financing. While the Company's management believes that its financial policies have been prudent, the Company has relied, in large part, upon the use of common stock financing to provide a substantial portion of the Company's financial needs. The Company anticipates that it will need to raise significant additional capital to implement is business plan. While the Company believes that it will be successful, the Company has had only limited discussions with potential investors and there can be no guarantee that the Company will receive additional capital from any investors or, if it does receive sufficient additional capital, that it can obtain additional capital on terms that are reasonable in light of the Company's current circumstances. Further, the Company has not received any commitments or assurances from any underwriter, investment banker, venture capital fund, or other individual or institutional investor.

3. Auditor's Opinion: Going Concern. The Company's independent auditors, HJ & Associates, LLP, have expressed substantial doubt about the Company's ability to continue as a going concern since the Company is a development-stage company and operations have not yet commenced.

4. Subordinate to Existing and Future Debt & Authorized But Unissued Preferred Stock. All of the Common Stock is subordinate to the claims of the Company's existing and future creditors and the holders of the Company's existing preferred stock and any that may be issued in the future.

5. Dependence Upon ITXC & Reliance Upon Others. Our VIPER CONNECT product relies upon the "Push to Talk" technology and expertise provided by ITXC. We have not established and we do not currently have any other sources for the technology and expertise provided by ITXC. As a result, we will remain dependent upon ITXC in connection with the marketing and sale of the VIPER CONNECT product. We also intend to distribute our product using independent contractors. In addition, our products and services will continue to rely upon hardware, software, and communications systems provided by others and/or used by our customers. For these reasons we will likely remain highly dependent upon third parties which may materially and adversely affect our ability to offer distinct products and services which may result in adverse pricing pressures on our products with resulting adverse impact on our profits, if any.

6. Price Competition on Certain Services. The products and services that we intend to offer may, through changing technology and cost structures, become commodities which result in intense price competition. While we believe that we will be able to distinguish our products and services from competing products, services, and technologies offered by others, if we fail to distinguish ourselves from others, this could hinder market acceptance of our services, force reductions in contemplated sales prices for our products and services, and reduce our overall sales and gross margins. Potential customers may view price as the primary distinguishing characteristic between our products and services and those of our competitors. This could result in the Company incurring significant and protracted losses. Further, we are selling into a market that has a broad range of desired product characteristics and features which may make it difficult for us to develop products that will address a broad enough market to be commercially viable.

7. Absence of Customers and Long-Term Contracts. While we seek to implement our plans, we currently do not have a customer base. Further, we do not have any long-term contracts with any customers and there can be no assurance that we will successfully obtain long-term contracts on any continuing basis.

8. Customers, Technology/Feature Options & Commercial Viability. If we are able to implement our business plan, we will be selling our products and services into a marketplace that is experiencing a convergence of competing technologies. Typically, telecommunications providers desire extremely robust products with the expectation of a relatively long effective life. As a result and depending on the outcome of unknown trends in technology, market forces, and other variables, we may not attract a broad enough market to achieve commercial viability.

9. New Technologies May Be Developed. New products or new technologies may be developed that supplant or provide lower-cost or better-performing alternatives to our planned products and services. This could negatively impact our financial results.

10. Government Regulation. Our planned operations will likely be subject to extensive telecommunications-based regulation by the United States and foreign laws and international treaties. In the United States we are subject to various Federal Communications Commission ("FCC") rules and regulations. Current FCC regulations suggest that our VoIP will not be unduly burdened by new and expanded regulations. However, there can be no assurance that the occurrence of regulatory changes would not significantly affect our operations by restricting our planned operations or increasing the opportunity of our competitors. In the event that government regulations change, there can be no assurance that the costs and burdens imposed on us will not materially and adversely impact our planned business.

11. Control. Our officers and directors directly and indirectly hold an aggregate of 2,540,000 shares of the Company's common stock. This represents over 65% of the Company's total outstanding shares as of December 31, 2000 and thereby allows the Company's officers and directors to retain control over the Company.

12. Prior Filing of Form 10-SB. In June of 2001 we prepared and filed a registration statement on Form 10-SB with the U.S. Securities and Exchange Commission (the "SEC"). Subsequently, our then legal counsel delivered a letter (dated November 15, 2001) to the SEC which, by its terms, stated that the SEC had agreed to allow us to withdraw the registration statement. At the time the Company's management believed, in reliance upon assurances from the Company's then legal counsel, that the Company had been allowed to withdraw the registration statement, notwithstanding that the Securities Exchange Act of 1934 (the "Exchange Act") provides that any withdrawal of a Form 10-SB registration statement (at any time after 60 days from the date at which it is originally filed) requires that the registrant: (a) file Form 15 with the SEC; (b) meet certain requirements that allow the registrant to File 15 to terminate the registration of the securities that were previously registered on Form 10-SB; and (c) file such other periodic reports as required to ensure compliance with
Section 13(a) of the Exchange Act up to the date at which the Form 15 is filed. Subsequently, in September 2004, the Company received a letter from the SEC (the "SEC Letter") informing the Company that the Company had not satisfied its obligations to file periodic reports required under Section 13(a) of the Exchange Act. While we believed that we had reasonably relied upon the assurances from our legal counsel (that we had effectively withdrawn the Form 10-SB registration statement), we are determined to complete all past and current periodic filings and to comply with the SEC Letter as expeditiously as possible. However, we have not received any assurances from the SEC that we will not be subject to any adverse enforcement action by the SEC. While we did not seek to avoid our obligations under the Exchange Act in any way, our prior actions in mistakenly believing that we had no obligation to file periodic reports required by the Exchange Act exposes us to risk of liability for significant civil fines and the SEC could, among other enforcement actions, suspend trading in our Common Stock. Further, we offered and sold securities in reliance upon exemptions that were predicated on our mistaken belief that the registration statement had been withdrawn. For these and other reasons we may be exposed to liability. We intend to continue a dialogue with the staff of the SEC and, as information is collected and documents are prepared, to complete all filings needed to demonstrate that we are fulfilling our obligations under the Exchange Act with due care and in full observance of our obligations as a "reporting company" thereunder.

13. Dependence Upon Key Personnel and New Employees. We believe that our success will depend, to a significant extent, on the efforts and abilities of James G. Wray, John L. Castiglione, and Jason A. Sunstein. The loss of the services of any of them could have a material and continuing adverse effect on the Company. Our success also depends upon our ability to attract and retain qualified employees. Hiring to meet our anticipated operations will require that we assimilate significant numbers of new employees during a relatively short period of time.

14. Absence of Key Man Insurance. We currently do not maintain any key man life insurance on the life of Mr. Wray, Mr. Castiglione, or Mr. Sunstein and there are no present plans to obtain any such insurance. In the event that any one or more of them are unable to perform their duties, the Company's business may be adversely impacted.

15. Lack of Independent Evaluation of Business Plan & Proposed Strategy. We have not obtained any independent evaluation of our business plan and our business strategy and we have no present plans to obtain any such evaluation. There can be no assurance that we will generate any revenues, or if revenues can be generated, that they can be sustained and generated at a level to achieve or maintain profitability.

16. No Planned Dividends. We do not anticipate that we will pay any dividends on our Common Stock. Any profits that we may generate, if any, will be reinvested.

17. Potential Dilution. Funding of our planned business is likely to result in substantial and on-going dilution of our existing stockholders. While there can be no guarantee that we will be successful in raising additional capital, if we are successful in obtaining any additional capital, existing stockholders may incur substantial dilution.

18. Matter of Public Market and Rule 144 Stock Sales. As of December 31, 2000, there was no public trading market for our Common Stock. Since September 16, 2002, we have had a limited public trading market for our Common Stock in the "Pink Sheets" market. Since that date trading volumes have been volatile with sporadic liquidity levels. Further, our Common Stock is (as of the date of the filing of this Amendment) a "Penny Stock" and for this reason we face continuing difficulties in our efforts to gain a liquid trading market and there can be no assurance that any liquid trading market will ever develop or, if it does develop, that it can be maintained. In the event that we are able to complete the filing of all periodic reports (the "Periodic Reports") required by Section 13(a) of the Securities Exchange Act of 1934 (the "Exchange Act") and if we are able to avoid any significant adverse enforcement action by the SEC arising out of our lack of compliance with the Exchange Act, then as of December 31, 2001, all of outstanding Common Stock would be termed "restricted securities" which may be sold only in compliance with Rule 144 adopted under the Securities Act of 1933 or other applicable exemptions from registration. Rule 144 provides that a person holding restricted securities for a period of one year may thereafter sell in brokerage transactions, an amount not exceeding in any three month period 1% of our outstanding Common Stock. Further, unless the Company can complete all of the required Periodic Reports and remain current in the filing of all future Periodic Reports, persons holding restricted stock will not be able to avail themselves of the safe harbor provisions of Rule 144. Persons who are not affiliated with the Company and who have held their restricted securities for at least two years are not subject to the volume limitation. In any trading market for our Common Stock, possible or actual sales of our Common Stock by present shareholders under Rule 144 may have a depressive effect on the price of our Common Stock even if a liquid trading market develops.

19. General Risks of Low Priced Stocks. In any trading market for our Common Stock, we anticipate that our Common Stock will be deemed a "Penny Stock" which will limit trading and liquidity and thereby the retail market for the Common Stock. The limitations are primarily due to the burdens that are imposed on brokers whose customers may wish to acquire our Common Stock.

In that event, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the price of our Common Stock. In the absence of a security being quoted on NASDAQ, or the Company having $2,000,000 in net tangible assets, trading in the Common Stock is covered by Rule 3a51-1 promulgated under the Securities Exchange Act of 1934 for non-NASDAQ and non-exchange listed securities. Under such rules, broker/dealers who recommend such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or an annual income exceeding $200,000 or $300,000 jointly with their spouse) must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale. Securities are also exempt from this rule if the market price is at least $5.00 per share, or for warrants, if the warrants have an exercise price of at least $5.00 per share. The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure related to the market for penny stocks and for trades in any stock defined as a penny stock.

     The Commission has adopted regulations under such Act which define a penny stock to be any NASDAQ or non-NASDAQ equity security that has a market price or exercise price of less than $5.00 per share and allow for the enforcement against violators of the proposed rules.

     In addition, unless exempt, the rules require the delivery, prior to any transaction involving a penny stock, of a disclosure schedule prepared by the Commission explaining important concepts involving a penny stock market, the nature of such market, terms used in such market, the broker/dealer's duties to the customer, a toll-free telephone number for inquiries about the broker/dealer's disciplinary history, and the customer's rights and remedies in case of fraud or abuse in the sale.

     Disclosure also must be made about commissions payable to both the broker/dealer and the registered representative, current quotations for the securities, and, if the broker/dealer is the sole market maker, the broker/dealer must disclose this fact and its control over the market. Monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     While many NASDAQ stocks are covered by the proposed definition of penny stock, transactions in NASDAQ stock are exempt from all but the sole market-maker provision for (i) issuers who have $2,000,000 in tangible assets has been in operation for at least three years ($5,000,000 if the issuer has not been in continuous operation for three years), (ii) transactions in which the customer is an institutional accredited investor, and (iii) transactions that are not recommended by the broker/dealer.

     In addition, transactions in a NASDAQ security directly with the NASDAQ market maker for such securities, are subject only to the sole market-maker disclosure, and the disclosure with regard to commissions to be paid to the broker/dealer and the registered representatives. The Company's securities are subject to the above rules on penny stocks and the market liquidity for the Company's securities could be severely affected by limiting the ability of broker/dealers to sell the Company's securities.

Item 2. Management's Discussion and Analysis or Plan of Operation

     As part of the plan of Viper Networks, Inc. (the "Company") to become a "fully reporting company" (in accordance with Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act")) and to remain in full compliance with all of the requirements of the Exchange Act, the Company is filing this amendment to the original Form 10-SB filed in June 2001. In September 2004, the Company was informed that its prior withdrawal of its Form 10-SB in 2001 was not effective. On this basis, the Company is filing this amendment to its Form 10-SB in response to the comments it has received from the U.S. Securities and Exchange Commission. This amendment primarily describes and relates to the Company's business and plans as they existed in 2001 at the time that the original Form 10-SB was filed. The reader is cautioned that the statements made in this amendment should be read in that context.

Overview

     The financial results from inception on September 14, 2000 through the fiscal year ending December 31, 2000 and the first six months ending June 30, 2001 are presented in accordance with generally accepted accounting principles. We are a development-stage company and we had not commenced operations during these periods.

     Fiscal Year Ending December 31, 2000

     From inception on September 14, 2000 through the fiscal year ending December 31, 2000 (the "Fiscal 2000"), we recorded no sales revenues since we had only limited activities and remained a development-stage company. During Fiscal 2000, we had not yet commenced operations.

     We did incur $38,852 in General and Administrative expenses during this period. These expenses were primarily made up of office expenses, fees and costs incurred for legal and accounting services, and other administrative costs.

     As a result, we had a Loss Before Other Expense of $38,852 and after including Interest expense of $256, we had a Net Loss of $39,108 for Fiscal 2000.

     Basic Loss Per Share for Fiscal 2000 was ($0.02) per Share based on 1,855,506 weighted average shares outstanding.

     First Six Months Ending June 30, 2001

     During the first six months ending June 30, 2001 (the "First Six Months"), we recorded no sales revenue. We had only limited activities and remained a development-stage company.

     We did incur $102,852 in General and Administrative expenses during the First Six Months. These expenses were primarily made up of office expenses, fees and costs incurred for legal and accounting services, management services, and other administrative costs.

     In addition, we incurred a Realized Loss on Marketable Securities of $5,083, Interest Expense of $3,055 and $91 of Other Income which resulted in Total Other Expenses of $8,047 during this period.

     We had a Net Loss of $110,899 for the First Six Months.

     Basic Loss Per Share for the First Six Months was ($0.03) per Share based on 3,870,969 weighted average shares outstanding.

Liquidity and Capital Resources

     At December 31, 2000, we had no cash or cash equivalents and we had an overdraft on our bank checking account of $7,343. At the time we also had no other current assets and our only assets consisted of certain office furniture and computer equipment. In contrast, our current liabilities as of December 31, 2000 totaled $68,520 and our long-term debt, consisting of obligations under long-term leases, totaled $8,149.

     During the period ending December 31, 2000, our cash needs were met primarily by increasing our indebtedness to lawyers (by an aggregate of $22,500) and by obtaining advances and loans from certain of our stockholders. We can not be assured that we will continue to obtain funds from these or any other sources to meet our need for additional capital resources.

     Overall, our liquidity and access to capital is very limited. We have not received any commitment for additional financing and given our development-stage, we may be limited to loans and other cash infusions from officers, directors, existing stockholders, and persons affiliated or associated with one or more of them. If we are to implement our business plan, we will need to raise significant amounts of additional capital and during the period ending December 31, 2000 we had not received any commitment that any such additional financing would be forthcoming or, if could be obtained, that it can be obtained on reasonable terms in light of our circumstances at that time. In addition, if any financing should be obtained, existing shareholders will likely incur substantial, immediate, and permanent dilution of their existing investment.

Critical Accounting Policies

     The preparation of our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amount of revenues and expenses during the reporting periods. We are required to make judgments and estimates about the effect of matters that are inherently uncertain. Actual results could differ from our estimates. While we are a development-stage company and operations had not commenced during the period ending December 31, 2000, the most significant areas involving our judgments and estimates are principally those involving our current liabilities.

Safe Harbor for Forward-Looking Statements

     This Form 10-SB contains forward-looking statements as defined by federal securities laws which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements concerning plans, objectives, goals, strategies, expectations, intentions, projections, developments, future events, performance or products, underlying (express or implied) assumptions and other statements which are other than historical facts. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "intends," "plans," "anticipates," "contemplates," "believes," "estimates," "predicts," "projects," and other similar terminology or the negative of these terms. From time to time we may publish or otherwise make available forward-looking statements of this nature. All such forward-looking statements, whether written or oral, and whether made by us or on our behalf, are expressly qualified by the cautionary statements described in this Form 10-SB, including those set forth in Section 1A entitled "Factors That May Affect Future Results." In addition, we undertake no obligation to update or revise any forward-looking statement to reflect events, circumstances, or new information after the date of this Form 10-SB or to reflect the occurrence of unanticipated or other subsequent events, and we disclaim any such obligation.

Item 3.  Description of Property

Principal Office

     In 2001, the Company's headquarters and principal office were located at 7960 Silverton Avenue, Suite 210, San Diego, California 92126. The Company leased this space under a month-to-month agreement with approximately 1,000 square feet at $1.00 per square per month. Our current office address (as of the date of that this amendment is filed) is as shown on the first page of this Amendment.


Hills of Bajamar Industrial Space


     During September 1998, the Company entered into an agreement with a related party to purchase 50 acres of real property known as the Hills of Bajamar, located in Ensenada, Mexico. The property is valued at a predecessor cost of $125,000. The Company intended to sell lots for residential development and build a communications facility for residents in the surrounding area. As consideration for the land, the Company issued 3,000,000 shares of its Series B Preferred Stock. As of December 31, 2000, the Company had not received clear title to the land. Subsequently, on June 30, 2001, all of the Series B Preferred Stock was converted into 400,000 shares of the Company's Common Stock.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth information relating to the beneficial ownership of Company common stock by those persons beneficially holding more than 5% of the Company's Common Stock, by the Company's directors and executive officers, and by all of the Company's directors and executive officers as a group as of December 31, 2000.

(1)                              (2)                              (3)                     (4)
                                 Name And                         Amount And
                                 Address Of                       Nature Of
Title Of                         Beneficial                       Beneficial              Percent Of
Class                            Owner                            Owner (1)               Class (1) (2)
-------------------------------- -------------------------------- ----------------------- ------------------
Common Stock                     James G. Wray                           1,100,000              28.46%
                                 7920 Silverton Avenue, Suite
                                 210
                                 San Diego, California 92126

Common Stock                     John L. Castiglione                     1,100,000(3)           28.46%
                                 7920 Silverton Avenue, Suite
                                 210
                                 San Diego, California 92126

                                 Jason A. Sunstein
Common Stock                     7920 Silverton Avenue, Suite              340,000               8.80%
                                 210
                                 San Diego, California 92126

                                 First Pacific Investment
                                 Management
Common Stock                     1666 Garnet Avenue #212                   320,000               8.28%
                                 San Diego, California 92109

                                 Six-Twenty Marketing, Inc.
                                 1905 South Eastern Ave.
                                 Las Vegas, Nevada 89104

Common Stock                                                               440,000              11.38%

Officers and Directors as a
group (3 persons)                                                        2,540,000              65.71%
-------------------------------- -------------------------------- ======================= ==================

------------------
Footnotes:

(1) "Beneficial Owner" means having or sharing, directly or indirectly (i) voting power, which includes the power to vote or to direct the voting, or (ii) investment power, which includes the power to dispose or to direct the disposition, of shares of the common stock of an issuer. The definition of beneficial ownership includes shares underlying options or warrants to purchase common stock, or other securities convertible into common stock, that currently are exercisable or convertible or that will become exercisable or convertible within 60 days. Unless otherwise indicated, the beneficial owner has sole voting and investment power.

(2) Percentages are based on 3,565,786 Shares outstanding on December 31, 2000 and an aggregate of 300,000 shares purchasable upon exercise of certain Common Stock Purchase Options granted to the Company's officers and directors (100,000 shares purchasable by James G. Wray, 100,000 shares purchasable by John L. Castiglione, and 100,000 shares purchasable by Jason A. Sunstein) (See "Option/SAR Grants in Last Fiscal Year" table shown below).

(3) The amount shown includes 500,000 shares of the Company's Common Stock held by Castle-Lion Corporation, a corporation solely owned by John L. Castiglione, an officer and director of the Company.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.

     The members of the Board of Directors of the Company serve until the next annual meeting of stockholders, or until their successors have been elected. The Company's by-laws provide for four authorized directors. Currently, the Company has only three directors and intends, as opportunities become available, to identify one additional director to serve on the Company's Board of Directors.

     The officers serve at the pleasure of the Board of Directors. Information as to the directors and executive officers of the Company is as follows:


                       Name                            Age                   Position                 Date Elected
---------------------------------------------------- --------- ------------------------------------- ---------------


James G. Wray                                           31     President, Chief Technical Officer,        2000
                                                                           and Director



John L. Castiglione                                     30     Chief Executive Officer, Treasurer,        2000
                                                                           and Director



Jason A. Sunstein                                       30         V.P. Finance, Secretary, and           2000
                                                                             Director



     Each of the foregoing persons may be deemed a "promoter" of the Company, as that term is defined in the rules and regulations promulgated under the Securities Act of 1933.

     James G. Wray, age 31, is President, Chief Technical Officer and Director of the Company. Mr. Wray brings several years of IT, Sales and Management experience to the Company. From May 2000 to June 2001, he worked as a Network Consultant for Minolta Business Solutions, where he pioneered the technology integration division located in San Diego, which has become the number one branch of the company for sales. From April 1997 to May 2000, Mr. Wray acted as the National Sales Manager for McArthur Sports, and prior to that acted as a Sales Manager for TSR Wireless from February 1995 to May 1997. The last several years his focus has been WAN and IP based networks specializing in VPN technology. Mr. Wray holds a B.A. (degree) in Economics from San Diego State University.

     John L. Castiglione, age 30, is Chief Executive Officer, Treasurer, and Director of the Company and has held these positions since September 2000. Prior to joining the Company, Mr. Castiglione held marketing positions with Fujitsu Business Communications Systems (1999), Starbucks Specialty Sales (1998), TSR Wireless (1996-1998), and ICG Communications (1998-2000). Mr. Castiglione attended San Diego State University where he studied Business as well as Industrial and Organizational Psychology.

     Jason A. Sunstein, age 30, is Vice President Finance, Secretary and Director of the Company and has held these positions since September 2000. Prior to joining the Company, Mr. Sunstein held various executive positions with Tri-National Development Corp., a publicly-traded real estate development company. Mr. Sunstein resigned from Tri-National on April 1, 2001. Mr. Sunstein attended San Diego State University where he majored in Finance.

Advisory Board Member

     The Company has established an Advisory Board. Currently the Company has only one Advisory Board Member but the Company may increase the size of the Board if opportunities arise. The Advisory Board provides advice to the Company's management from time to time and as requested. The Company has not established any compensation arrangements for the services it receives from persons who provide advice in their capacity as Advisory Board Members.

     Paul Goss, age 44, is an Advisory Board Member of the Company. Mr. Goss has been legal counsel to the Company since September 2000. Mr. Goss has been the Executive Vice President and General Counsel for One Capital Corporation, a private merchant bank with offices in New York and Denver since 1990. Prior to joining Capital One, Corporation, Mr. Goss was engaged in the private practice of law in Denver, Colorado with a concentration in real estate, corporate, and securities law. He is a member of the Denver and Colorado Bar Associations. Mr. Goss has a Masters in Business Administration (degree) in addition to his Juris Doctor (degree) from the University of Denver.

     The Company does not have a standing audit or nominating committee of its Board of Directors or committees performing similar functions. However, the Company plans to form such committees as required by federal securities laws and the newly adopted rules of various stock markets and exchanges.

     No director of the Company is also currently a director of any company registered pursuant to Section 12 of the Securities Exchange Act of 1934 or any company registered as an investment company under the Investment Company Act of 1940.

Item 6.  Executive Compensation

The Company's Board of Directors has authorized the compensation of its officers with the following annual cash salaries:


                                          SUMMARY COMPENSATION TABLE

----------------- --------- ------------------------------------ ----------------------------------------- -------------
                                 Annual Compensation                      Long-Term Compensation
----------------- --------- ------------------------------------ ----------------------------------------- -------------
                                                                          Awards          Payouts
----------------- --------- ------------------------------------ ----------------------------------------- -------------
    Name and                                          Other                                      LTIP
   Principal                  Salary      Bonus       Annual     Restricted     Securities      Payouts
    Position        Year       ($)         ($)     Compensation     Stock       Underlying        ($)       All Other
      (a)           (b)        (c)         (d)         ($)         Awards        Options/         (h)      Compensation
                                                       (e)           (s)           SARs
                                                                     ($)            (#)                         ($)
                                                                     (f)            (g)                         (i)
----------------- --------- ----------- ---------- ------------- ------------ --------------- ------------ -------------
James G. Wray      1998          $0     $0           $0          $0                  0         $0              $0
President, CTO     1999          $0     $0           $0          $0                  0         $0              $0
and Director       2000          $0     $0           $0          $0            100,000         $0              $0

John L.            1998          $0     $0           $0          $0                  0         $0              $0
Castiglione,       1999          $0     $0           $0          $0                  0         $0              $0
CEO, Treasurer,    2000          $0     $0           $0          $0            100,000         $0              $0
and Director

Jason A.
Sunstein, V.P.     1998          $0     $0           $0          $0                  0         $0              $0
Finance,           1999          $0     $0           $0          $0                  0         $0              $0
Secretary and      2000          $0     $0           $0          $0            100,000         $0              $0
Director

All Directors
as a Group (3
persons)           1998          $0                                                  0
                   1999          $0                                                  0
                   2000          $0                                            300,000
================= ========= =========== ========== ============= ============ =============== ============ =============

     With respect to cash salaries, the Company may change or increase salaries as the Company's profits and cash flow allow.

                                          OPTION/SAR GRANTS IN LAST FISCAL YEAR
                                             (Fiscal Year Individual Grants)
----------------------------------- -------------------- -------------------- ----------------- --------------------
                                     No. of Securities    Percent of Total
                                        Underlying            Options/
                                       Options/SARs        SARs Granted to      Exercise of
                                         Granted             Employees in        Base Price
                                            (#)              Fiscal Year           ($/Sh)        Expiration Date
               Name                         (b)                  (c)                (d)                 (e)
               (a)
----------------------------------- -------------------- -------------------- ----------------- --------------------
James G. Wray                             100,000              33.33%               $0.11       12/29/2005

John L. Castiglione                       100,000              33.33%               $0.11       12/29/2005

Jason A. Sunstein                         100,000              33.33%               $0.11       12/29/2005
=================================== ==================== ==================== ================= ====================

     The Company does not currently compensate its Directors for their services as directors. The Board of Directors did not include any independent directors as of December 31, 2000. Such Directors will be added as needed and at the same time such directors are appointed or elected, the Company may institute a system of compensation either in the form of attendance fees or option awards.

Item 7. Certain Relationships and Related Transactions

     Mr. Sunstein, the Company's Vice President Finance and Secretary and Director, was also an officer of Tri-National Development Corporation ("Tri-National") from January 1996 to April 1, 2001. Tri-National acquired 3,000,000 shares of the Company's Series B Preferred Stock on September 1, 1998.

     During September 1998, the Company entered into an agreement with Tri-National Development, Inc. ("Tri-National") to purchase 50 acres of real property known as the Hills of Bajamar, located in Ensenada, Mexico. The property was valued at a predecessor cost of $125,000. The Company intended to sell lots for residential development and build a communications facility for residents in the surrounding area. As consideration for the land, the Company issued 3,000,000 shares of its Series B Preferred Stock to Tri-National. As of December 31, 2000, the Company had not received clear title to the land.
Subsequently, on June 30, 2001, all of the Series B Preferred Stock was converted into 400,000 shares of the Company's Common Stock.

     During 2000, Castle-Lion Corporation, a private company ("Castle-Lion") owned by John L. Castiglione, a Company officer and director, advanced an aggregate of $5,655 in paying certain expenses incurred by the Company. In March 2001, the Company issued 56,550 shares of the Company's Common Stock to Castle-Lion to extinguish this accounts payable.

     During 2000, Jason A. Sunstein, a Company officer and director, advanced an aggregate of $1,820 to the Company in paying certain expenses incurred by the Company. The Company later repaid Mr. Sunstein.

         In early 2001, the Company issued a promissory note in the principal amount of $13,667 due a former officer of the Company. The note accrues interest at 15% per annum, is unsecured, and is payable on or before June 30, 2001.

     As a result of several transactions, Jason A. Sunstein, an officer and director of the Company, paid certain of the Company's expenses which totaled $1,388 during the six months ended June 30, 2001, totaling $3,208 as of June 30, 2001. The Company subsequently repaid Mr. Sunstein all of these amounts.

Item 8. Description of Securities

     The authorized capital of the Company includes 100,000,000 shares of its Common Stock (par value $0.001), 100,000 shares of Class A Preferred Stock (par value of $1.00) and 10,000,000 shares of Class B Preferred Stock (par value of $1.00).

Common Stock

     The holders of the common stock are entitled to one vote per share on each matter submitted to a vote of the stockholders. The shares of the common stock do not carry cumulative voting rights in the election of directors and the holders of the common stock do not have any pre-emptive voting rights to acquire additional shares of the Company's common stock or other securities.

     Subject to the rights of the holders of the Company's preferred stock, the holders of the Common Stock are entitled to receive such dividends as may be declared by the directors out of funds legally available therefore and to share pro rata in any distributions to the holders of the Common Stock upon liquidation or otherwise. The Company has not paid any dividends on its Common Stock and does not expect to pay such dividends in the foreseeable future.

     On December 29, 2000, the Company's shareholders approved a one-for-twelve reverse split of the Company's Common Stock. At that time the Company had 42,788,507 shares outstanding and eligible to vote. The reverse split took effect on January 29, 2001.


Preferred Stock


     The Company has authorized 100,000 shares of its Class A Preferred Stock (par value $1.00) and 10,000,000 shares of its Class B Preferred Stock (par value $1.00). As of December 31, 2001, no shares of the Company's Class A Preferred Stock were issued and outstanding and no rights, privileges, and preferences have been designated.



     As of December 31, 2000, the Company had 3,000,000 shares of its Class B Preferred Stock outstanding. The Class B Preferred Stock: (a) has no voting rights; (b) accumulates interest at 15% per annum; (c) is convertible into the Company's Common Stock at the lesser of $1.00 per share or the market price of the Company's Common Stock for the ten-day average closing price of the Common Stock for the period immediately preceding conversion but in no event less than $0.75 per share. The holders of the Class B Preferred Stock do not have any pre-emptive rights or any liquidation preferences greater than the Company's Common Stock. Subsequently, on June 30, 2001, all of the Series B Preferred Stock was converted into 400,000 shares of the Company's Common Stock. Since that date the Company has not had any shares of its Series B Preferred Stock outstanding.

     The transfer agent for the Company is Interwest Transfer Co. of Salt Lake City, Utah.

                                     PART II


Item 1. Market Price of and Dividends on Registrant's Common Equity and Other Shareholder Matters.

     As of December 31, 2000, the Company's Common Stock did not trade in any market or exchange and the Company had no market makers and had 150 shareholders of record.

     On September 16, 2002, trading commenced in the non-Over the Counter "Pink Sheets" listed in the National Daily Quotations Service under the symbol, VPER. The market for the Company's Common Stock is subject to significant fluctuations and only a limited and volatile trading market exists.

     Stockholders who may seek to sell any Shares of the Common Stock will not likely find any significant liquidity and therefore may not be able to sell any significant volume of the Company's Common Stock.

Item 2. Legal Proceedings.

     None.

Item 3. Changes in and Disagreements With Accountants.


     None.


Item 4. Recent Sales of Unregistered Securities.

     In June of 1998,  the  Company  issued  3,000,000  shares of the  Company's
Convertible Preferred Non-Voting Class B shares (the "Series B Preferred Shares") with each share value at $1.00 together with 1,000,000 common stock purchase warrants (the "Warrants"). The Series B Preferred Shares and the Warrants were issued to Tri- National Development Corporation ("Tri-National") to purchase 50 acres of real property located in the Municipality of Ensenada, Baja California, Mexico from Tri-National. The 1,000,000 Warrants provided Tri-National with the right to purchase 1,000,000 shares of the Company's common stock at a price of $3.00 per share (if the Company's common shares are trading at $4.00 or higher); $2.00 per shares (if the Company's common shares are trading between $3.00 and $4.00 per share); $1.25 per share (if the Company's common shares are trading between $2.00 and $3.00 per share); and in no event less than $.75. The price and terms for the property are based on arms length negotiations between the parties and was approved by the Company's Board of Directors and the shareholders of the Company at the Annual Meeting of the Shareholders, held on April 30, 1999. The Series B Preferred Shares and Warrants were offered and sold by the Company's management without the use of an underwriter or NASD registered broker-dealer and no commissions were incurred by the Company in connection with the transaction. All of the Series B Preferred Shares and Warrants were offered and sold under a claim of exemption provided by
Section 4(2) of the Securities Act of 1933 to Tri-National which the Company believed to be sophisticated and experienced in financial, business, and investment matters and otherwise able to evaluate the merits and risks associated with the purchase of the Company's securities.

     In November 2000, the Company issued an aggregate of 36,000,000 shares of the Company's Common Stock to the stockholders of Viper Networks, Inc., a California corporation ("Viper-CA"). The shares were issued to five persons to acquire all of the outstanding stock of Viper-CA. The shares were offered and sold by the Company's management without the use of an underwriter or NASD registered broker-dealer and no commissions were incurred by the Company in connection with the transaction. All of the shares were offered and sold under a claim of exemption provided by Section 4(2) of the Securities Act of 1933. Each of the investors were sophisticated and experienced in financial, business, and investment matters and otherwise able to evaluate the merits and risks associated with the purchase of the Company's securities.

     In March 2001, the Company issued 541,550 shares of the Company's Common Stock to twelve investors for gross proceeds of $48,500 in cash and $5,655 in payment of monies owed to Castle-Lion Corporation ("Castle-Lion"), a private corporation owned by John L. Castiglione, an officer and director of the Company. Of the cash proceeds, $8,500 was from Six-Twenty Capital Management, Inc. ("Six-Twenty Capital"), a private corporation owned by Jason A. Sunstein, an officer and director of the Company. The shares were offered and sold by the Company's management without the use of an underwriter or NASD registered broker-dealer and no commissions were incurred by the Company in connection with the transaction. All of the shares were offered and sold under a claim of exemption provided by Section 4(2) of the Securities Act of 1933. Each of the investors were sophisticated and experienced in financial, business, and investment matters and otherwise able to evaluate the merits and risks associated with the purchase of the Company's securities.

     In September 2001, the Company offered and sold an aggregate of 1,167,882 shares of the Company's Common Stock at $0.10 per share. The Company received $12,100 in cash, with $2,100 received from Six-Twenty Capital, from the sale of 121,000 shares at $0.10 per share. In addition, 400,000 shares were issued to Tri-National in conversion of the Class B Preferred Stock The remaining shares, totaling 646,882 shares, were issued to four persons as follows (each at a value of $0.10 per share): (a) 6,000 shares were issued in payment for programming services; (b) 210,000 shares were issued to James Wray, an officer and director of the Company in payment for services rendered during the period from January through June 2001; (c) 210,000 shares were issued to Jason A. Sunstein, an officer and director of the Company in payment for services rendered during the period from January through June 2001; (d) 220,882 shares were issued to John Castiglione, an officer and director of the Company in payment for services rendered during the period from January through June 2001 and in payment of monies owed for funds previously advanced to the Company. All of the shares were offered and sold by the Company's management without the use of an underwriter or NASD registered broker-dealer and no commissions were incurred by the Company in connection with the transaction. All of the shares were offered and sold under a claim of exemption provided by Section 4(2) of the Securities Act of 1933. Each of the investors were sophisticated and experienced in financial, business, and investment matters and otherwise able to evaluate the merits and risks associated with the purchase of the Company's securities.

     In May 2002, the Company offered and sold an aggregate of 1,323,962 shares of the Company's Common Stock to seven investors at $0.10 per share. Of these shares, 25,000 shares were sold for cash with proceeds of $2,500. The remaining shares, totaling 1,298,962 shares were issued to five persons as follows (each at a value of $0.10 per share): (a) 222,500 shares were issued to two individuals in payment for services; (b) 210,000 shares to James Wray, an officer and director of the Company in payment for services; (c) 430,000 shares to Jason A. Sunstein, an officer and director of the Company in payment for services; and (d) 436,462 shares to John L. Castiglione, an officer and director of the Company in payment for services and in payment of monies owed for funds previously advanced to the Company. All of the persons who purchased the shares were Accredited Investors. All of the shares were offered and sold by the Company's management without the use of an underwriter or NASD registered broker-dealer and no commissions were incurred by the Company in connection with the transaction. All of the shares were offered and sold under a claim of exemption provided by Section 4(2) of the Securities Act of 1933. Each of the investors were sophisticated and experienced in financial, business, and investment matters and otherwise able to evaluate the merits and risks associated with the purchase of the Company's securities.

     In September 2002, the Company offered and sold an aggregate of 1,387,500 shares of the Company's Common Stock to nine investors. Of these shares, 120,000 shares were sold to two persons in consideration of the Company's receipt of $14,000. The remaining shares, totaling 1,267,500 shares, were issued in exchange for the Company's receipt of services. All of the shares were offered and sold by the Company's management without the use of an underwriter or NASD registered broker-dealer and no commissions were incurred by the Company in connection with the transaction. All of the shares were offered and sold under a claim of exemption provided by Section 4(2) of the Securities Act of 1933. Each of the investors were sophisticated and experienced in financial, business, and investment matters and otherwise able to evaluate the merits and risks associated with the purchase of the Company's securities.

     In October 2002, the Company offered and sold an aggregate of 668,376 shares of the Company's Common Stock to five persons in exchange for services received by the company with all of the shares valued at $0.225 per share. All of the persons who purchased the shares were Accredited Investors. All of the shares were offered and sold by the Company's management without the use of an underwriter or NASD registered broker-dealer and no commissions were incurred by the Company in connection with the transaction. All of the shares were offered and sold under a claim of exemption provided by Section 4(2) of the Securities Act of 1933. Each of the investors were sophisticated and experienced in financial, business, and investment matters and otherwise able to evaluate the merits and risks associated with the purchase of the Company's securities.

     In November 2002, the Company offered and sold 25,000 shares of the Company's Common Stock to one person in consideration of the Company's receipt of services. The shares were valued at $0.167 per share. The purchaser of the shares was an Accredited Investor and the shares were offered and sold by the Company's management without the use of an underwriter or NASD registered broker-dealer and no commissions were incurred by the Company in connection with the transaction. All of the shares were offered and sold under a claim of exemption provided by Section 4(2) of the Securities Act of 1933. The purchaser was sophisticated and experienced in financial, business, and investment matters and otherwise able to evaluate the merits and risks associated with the purchase of the Company's securities.

     In February 2003, the Company issued 950,000 shares of the Company's Common Stock to one person in consideration of the Company's receipt of services. The shares were valued at $0.03 per share. The purchaser of the shares was an Accredited Investor and the shares were offered and sold by the Company's management without the use of an underwriter or NASD registered broker-dealer and no commissions were incurred by the Company in connection with the transaction. All of the shares were offered and sold under a claim of exemption provided by Section 4(2) of the Securities Act of 1933. The purchaser was sophisticated and experienced in financial, business, and investment matters and otherwise able to evaluate the merits and risks associated with the purchase of the Company's securities.

     In early May 2003, the Company issued 1,100,000 shares of the Company's Common Stock to one person in consideration of the Company's receipt of services. The shares were valued at $0.03 per share. The purchaser of the shares was an Accredited Investor and the shares were offered and sold by the Company's management without the use of an underwriter or NASD registered broker-dealer and no commissions were incurred by the Company in connection with the transaction. All of the shares were offered and sold under a claim of exemption provided by Section 4(2) of the Securities Act of 1933. The purchaser was sophisticated and experienced in financial, business, and investment matters and otherwise able to evaluate the merits and risks associated with the purchase of the Company's securities.

     Later in May 2003, the Company issued 11,100,000 shares of the Company's Common Stock to four investors. Of these shares, 800,000 shares were issued in connection with the acquisition of a 49% interest in PC Mailbox valued at $0.05 per share, 2,500,000 shares were issued in connection with the purchase of certain assets from Greenland Corp. valued at $0.023 per share and all of the remaining 7,800,000 shares were issued in consideration of the Company's receipt of services. The shares were valued at $0.038 per share. Each of the purchasers of the shares were an Accredited Investor and the shares were offered and sold by the Company's management without the use of an underwriter or NASD registered broker-dealer and no commissions were incurred by the Company in connection with the transaction. All of the shares were offered and sold under a claim of exemption provided by Section 4(2) of the Securities Act of 1933. Each purchaser was sophisticated and experienced in financial, business, and investment matters and otherwise able to evaluate the merits and risks associated with the purchase of the Company's securities.

     Late in May 2003, the Company issued an aggregate of 11,947,966 shares of the Company's Common Stock as follows: (1) 162,133 shares were issued in connection with the purchase of certain assets; (2) 1,785,833 shares were issued in exchange for an aggregate of $70,045 in cash received by the Company; and (3) 10,000,000 shares were issued to the Company's Employee Compensation Fund. The shares were offered and sold by the Company's management without the use of an underwriter or NASD registered broker-dealer and no commissions were incurred by the Company in connection with the transaction. All of the shares were offered and sold under a claim of exemption provided by Section 4(2) of the Securities Act of 1933. Each purchaser was sophisticated and experienced in financial, business, and investment matters and otherwise able to evaluate the merits and risks associated with the purchase of the Company's securities.

     In June 2003, the Company issued 2,500,000 shares of the Company's Common Stock in connection with a proposed purchase of assets. The issuance of the shares was later cancelled in August 2003 and the shares were returned to the Company. The shares were offered and sold by the Company's management without the use of an underwriter or NASD registered broker-dealer and no commissions were incurred by the Company in connection with the transaction. All of the shares were offered and sold under a claim of exemption provided by Section 4(2) of the Securities Act of 1933. Each purchaser was sophisticated and experienced in financial, business, and investment matters and otherwise able to evaluate the merits and risks associated with the purchase of the Company's securities.

     In July 2003, the Company issued 2,800,000 shares of the Company's Common Stock to one person in consideration of the Company's receipt of services. The shares were valued at $0.03 per share. The purchaser of the shares was an Accredited Investor and the shares were offered and sold by the Company's management without the use of an underwriter or NASD registered broker-dealer and no commissions were incurred by the Company in connection with the transaction. All of the shares were offered and sold under a claim of exemption provided by Section 4(2) of the Securities Act of 1933. The purchaser was sophisticated and experienced in financial, business, and investment matters and otherwise able to evaluate the merits and risks associated with the purchase of the Company's securities.

     In August 2003, the Company issued 5,000,000 shares of the Company's Common Stock plus 450,000 shares of the Company's Preferred Stock. The 5,000,000 shares were issued to 12 persons in connection with the acquisition of a 40% interest in Coliance Communications with each share valued at $0.05001 per share. The 450,000 shares of Preferred Stock were issued to three purchasers and were converted to notes payable. The shares were offered and sold by the Company's management without the use of an underwriter or NASD registered broker-dealer and no commissions were incurred by the Company in connection with the transaction. All of the shares were offered and sold under a claim of exemption provided by Section 4(2) of the Securities Act of 1933. Each purchaser was sophisticated and experienced in financial, business, and investment matters and otherwise able to evaluate the merits and risks associated with the purchase of the Company's securities.

     Later in August 2003, the Company issued an aggregate of 13,000,000 shares of the Company's Common Stock as follows: (1) 12,000,000 shares were issued 2 persons in connection with the acquisition of the remaining 60% of Coliance Communications valued at $0.025 per share; and (2) 1,000,000 shares issued to one purchaser in payment for legal services for the period from June 2002 through May 2003 with these shares valued at $0.09 per share. The shares were offered and sold by the Company's management without the use of an underwriter or NASD registered broker-dealer and no commissions were incurred by the Company in connection with the transaction. All of the shares were offered and sold under a claim of exemption provided by Section 4(2) of the Securities Act of 1933. Each purchaser was sophisticated and experienced in financial, business, and investment matters and otherwise able to evaluate the merits and risks associated with the purchase of the Company's securities.

     Later in August 2003, the Company issued 500,000 shares of the Company's Common Stock to Steven Hanks in payment for services to the Company and in settlement of certain claims. All of the shares were valued at $0.06 per share.

     In early September 2003, the Company issued 3,250,000 shares of the Company's Common Stock to one person in consideration of the Company's receipt of services. The shares were valued at $0.03 per share. The purchaser of the shares was an Accredited Investor and the shares were offered and sold by the Company's management without the use of an underwriter or NASD registered broker-dealer and no commissions were incurred by the Company in connection with the transaction. All of the shares were offered and sold under a claim of exemption provided by Section 4(2) of the Securities Act of 1933. The purchaser was sophisticated and experienced in financial, business, and investment matters and otherwise able to evaluate the merits and risks associated with the purchase of the Company's securities.

     In mid September 2003, the Company issued 4,000,000 shares of the Company's Common Stock to two persons in connection with the purchase of land. All of the shares were valued at $220,000 or $0.055 per share. All of the shares were offered and sold under a claim of exemption provided by Section 4(2) of the Securities Act of 1933. Each purchaser was sophisticated and experienced in financial, business, and investment matters and otherwise able to evaluate the merits and risks associated with the purchase of the Company's securities.

     Later in September the Company issued an aggregate of 7,030,000 shares of the Company's Common Stock to two officers and directors of the Company, as follows: (1) 3,515,000 shares of the Company's Common Stock were issued to Jason
A. Sunstein in payment for labor services; and (2) 3,515,000 shares of the Company's Common Stock were issued to John L. Castiglione in payment for labor services. All of the shares were valued at $.025 per share. Both of the purchasers of the shares were Accredited Investors and the shares were offered and sold by the Company's management without the use of an underwriter or NASD registered broker-dealer and no commissions were incurred by the Company in connection with the transaction. All of the shares were offered and sold under a claim of exemption provided by Section 4(2) of the Securities Act of 1933. The purchasers were sophisticated and experienced in financial, business, and investment matters and otherwise able to evaluate the merits and risks associated with the purchase of the Company's securities.

     In mid October 2003, the Company issued 1,491,707 shares of the Company's Common Stock to fifteen investors and the Company received $30,125 in cash. All of the shares were offered and sold under a claim of exemption provided by
Section 4(2) of the Securities Act of 1933 and the shares were offered and sold by the Company's management without the use of an underwriter or NASD registered broker-dealer and no commissions were incurred by the Company in connection with the transaction. The purchaser was sophisticated and experienced in financial, business, and investment matters and otherwise able to evaluate the merits and risks associated with the purchase of the Company's securities.

     In late October 2003, the Company offered and sold an aggregate of 15,847,500 shares of the Company's Common Stock as follows:

(1) 312,500 shares were issued upon the Company's receipt of $15,625 in cash from one investor;

(2) 7,535,000 shares were issued in connection with the acquisition of Mid-Atlantic with 3,300,000 shares valued at $0.10 per share and 4,235,000 shares valued at $0.17 per share, which contained certain redemption rights and privileges.

(3) 8,000,000 shares were issued to officers and directors of the Company in payment for services in connection with the purchase of Mid-Atlantic valued at $0.04 per share, as follows: (a) 2,000,000 shares were issued to Jason
     A. Sunstein, an officer and director; (b) 2,000,000 shares were issued to John L. Castiglione, an officer and director; (c) 2,000,000 shares were issued to Ronald G. Weaver, an officer and director; and (d) 2,000,000 shares were issued to Stephen D. Young, an officer and director.

     All of the shares were offered and sold under a claim of exemption provided by Section 4(2) of the Securities Act of 1933 and the shares were offered and sold by the Company's management without the use of an underwriter or NASD registered broker-dealer and no commissions were incurred by the Company in connection with the transaction. Each purchaser was sophisticated and experienced in financial, business, and investment matters and otherwise able to evaluate the merits and risks associated with the purchase of the Company's securities.

     In November 2003, the Company issued 4,000,000 shares of the Company's Common Stock to one person in consideration of the Company's receipt of services. The shares were valued at $0.03 per share. The shares were offered and sold by the Company's management without the use of an underwriter or NASD registered broker-dealer and no commissions were incurred by the Company in connection with the transaction. All of the shares were offered and sold under a claim of exemption provided by Section 4(2) of the Securities Act of 1933. The purchaser was sophisticated and experienced in financial, business, and investment matters and otherwise able to evaluate the merits and risks associated with the purchase of the Company's securities.

     In December 2003, the Company offered and sold an aggregate of 3,592,847 shares of the Company's Common Stock as follows:

(1) an aggregate of 2,045,454 shares were issued to two investors in exchange for the Company's receipt of cash of $112,500;

(2) 319,148 shares were issued in exchange for the Company's receipt of cash of $30,000 from one investors;

(3) an aggregate of 553,245 shares were issued in exchange for the Company's receipt of cash of $88,966 from 12 investors; and

(4) an aggregate of 675,000 shares were issued to six investors in payment of additional interest on certain loans totaling an aggregate of $49,375.

         All of the shares were offered and sold by the Company's management without the use of an underwriter or NASD registered broker-dealer and no commissions were incurred by the Company in connection with the transaction. All of the shares were offered and sold under a claim of exemption provided by
Section 4(2) of the Securities Act of 1933. Each purchaser was sophisticated and experienced in financial, business, and investment matters and otherwise able to evaluate the merits and risks associated with the purchase of the Company's securities.

         In January 2004, the Company issued 2,100,000 shares of the Company's Common Stock to one purchaser in exchange for the Company's receipt of $210,000 in cash. All of the shares were offered and sold by the Company's management without the use of an underwriter or NASD registered broker-dealer and no commissions were incurred by the Company in connection with the transaction. All of the shares were offered and sold under a claim of exemption provided by
Section 4(2) of the Securities Act of 1933. The purchasers were sophisticated and experienced in financial, business, and investment matters and otherwise able to evaluate the merits and risks associated with the purchase of the Company's securities.

         In early February 2004, the Company issued an aggregate of 1,800,000 shares of the Company's Common Stock to one purchaser in exchange for the Company's receipt of $450,000 in cash. The shares were valued at $0.25 per share. The shares were offered and sold by the Company's management without the use of an underwriter or NASD registered broker-dealer and no commissions were incurred by the Company in connection with the transaction. All of the shares were offered and sold under a claim of exemption provided by Section 4(2) of the Securities Act of 1933. The purchaser was sophisticated and experienced in financial, business, and investment matters and otherwise able to evaluate the merits and risks associated with the purchase of the Company's securities.

         In early March 2004, the Company issued 1,802,000 shares of the Company's Common Stock to nine investors in connection with the acquisition of Mid-Atlantic. The shares were accorded an aggregate value of $450,500. The shares were offered and sold by the Company's management without the use of an underwriter or NASD registered broker-dealer and no commissions were incurred by the Company in connection with the transaction. All of the shares were offered and sold under a claim of exemption provided by Section 4(2) of the Securities Act of 1933. The purchasers were sophisticated and experienced in financial, business, and investment matters and otherwise able to evaluate the merits and risks associated with the purchase of the Company's securities.

     In mid March 2004, the Company issued an aggregate of 5,000,000 shares of the Company's Common Stock to five officers and directors of the Company with each share valued at $0.04 per share. The share issuances were as follows: (1) 1,000,000 shares to Farid Shouekani; (2) 1,000,000 shares to Jason A. Sunstein;
(3) 1,000,000 shares to John L. Castiglione; (4) 1,000,000 shares to Ronald G. Weaver; and (5) 1,000,000 shares to Stephen D. Young. All of the purchasers of the shares were Accredited Investors and the shares were offered and sold by the Company's management without the use of an underwriter or NASD registered broker-dealer and no commissions were incurred by the Company in connection with the transaction. All of the shares were offered and sold under a claim of exemption provided by Section 4(2) of the Securities Act of 1933. The purchasers were sophisticated and experienced in financial, business, and investment matters and otherwise able to evaluate the merits and risks associated with the purchase of the Company's securities.

     Later, in March 2004, the Company issued 2,500,000 shares of the Company's Common Stock in connection with the acquisition of Adoria Communications. The shares were accorded an aggregate value of $3,074,500 and were issued to one purchaser. The purchaser of the shares was an Accredited Investor and the shares were offered and sold by the Company's management without the use of an underwriter or NASD registered broker-dealer and no commissions were incurred by the Company in connection with the transaction. All of the shares were offered and sold under a claim of exemption provided by Section 4(2) of the Securities Act of 1933. The purchaser was sophisticated and experienced in financial, business, and investment matters and otherwise able to evaluate the merits and risks associated with the purchase of the Company's securities.

     Later, in March 2004, the Company issued an aggregate of 1,295,000 shares of the Company's Common Stock to nine purchasers in exchange for the Company's receipt of an aggregate of $323,750 in cash. All of the shares were offered and sold by the Company's management without the use of an underwriter or NASD registered broker-dealer, however the Company did pay a finder a finder's fee equal to 8% of the aggregate amount received, with 7% paid in cash and 1% paid by the issuance of the Company's Common Stock. Apart from the payment of a finder's fee, no commissions were incurred by the Company in connection with the transaction. All of the shares were offered and sold under a claim of exemption provided by Section 4(2) of the Securities Act of 1933. Each purchaser was sophisticated and experienced in financial, business, and investment matters and otherwise able to evaluate the merits and risks associated with the purchase of the Company's securities.

     In late March 2004, the Company issued an aggregate of 1,669,184 shares of the Company's Common Stock to 34 investors in exchange for the Company's receipt of an aggregate of $310,500 in cash. All of the shares were offered and sold by the Company's management without the use of an underwriter or NASD registered broker-dealer. The Company did pay 150,000 shares of the Company's Common Stock as a finders fee in connection with the Company's issuance of 1,062,500 of these shares. However, apart from the issuance of these shares to a finder, no other fees or commissions were incurred by the Company in connection with the transaction. All of the shares were offered and sold under a claim of exemption provided by Section 4(2) of the Securities Act of 1933. The purchasers were sophisticated and experienced in financial, business, and investment matters and otherwise able to evaluate the merits and risks associated with the purchase of the Company's securities.

     In early April 2004, the Company issued 95,000 shares of the Company's Common Stock to three purchasers in exchange for the Company's receipt of an aggregate of $17,500 in cash. All of the shares were offered and sold by the Company's management without the use of an underwriter or NASD registered broker-dealer, however the Company did pay a finder a finder's fee equal to 8% of the aggregate amount received, with 7% paid in cash and 1% paid by the issuance of the Company's Common Stock. Apart from the payment of a finder's fee, no commissions were incurred by the Company in connection with the transaction. All of the shares were offered and sold under a claim of exemption provided by Section 4(2) of the Securities Act of 1933. Each purchaser was sophisticated and experienced in financial, business, and investment matters and otherwise able to evaluate the merits and risks associated with the purchase of the Company's securities.

     Later in April, the Company issued additional shares of the Company's Common Stock as follows:

(1) 10,000 shares to one purchaser in exchange for the Company's receipt of cash of $1,000;

(2) 240,000 shares to two purchasers in exchange for the Company's receipt of cash of $60,000; and

(3) 110,000 shares to two purchasers in exchange for the Company's receipt of cash of $27,500.

     In each transaction, the Company paid a finder a finder's fee equal to 8% of the aggregate amount received, with 7% paid in cash and 1% paid by the issuance of the Company's Common Stock. The finder merely introduced the Company to each purchaser and apart from the payment of a finder's fee, no commissions were incurred by the Company in connection with the transaction. All of the shares were offered and sold under a claim of exemption provided by Section 4(2) of the Securities Act of 1933. Each purchaser was sophisticated and experienced in financial, business, and investment matters and otherwise able to evaluate the merits and risks associated with the purchase of the Company's securities.

     In May 2004, the Company issued an aggregate of 610,000 shares of the Company's Common Stock to five investors in exchange for the Company's receipt of an aggregate of $152,500 in cash. The Company paid a finder a finder's fee equal to 13% of the aggregate amount received, with 7% paid in cash and 6% paid by the issuance of the Company's Common Stock. The finder merely introduced the Company to each purchaser and apart from the payment of a finder's fee, no commissions were incurred by the Company in connection with the transaction. All of the shares were offered and sold under a claim of exemption provided by
Section 4(2) of the Securities Act of 1933. Each purchaser was sophisticated and experienced in financial, business, and investment matters and otherwise able to evaluate the merits and risks associated with the purchase of the Company's securities.

     In late June 2004, the Company issued 575,000 shares of the Company's Common Stock to one investor in exchange for the Company's receipt of $115,000 in cash. All of the shares were offered and sold under a claim of exemption provided by Section 4(2) of the Securities Act of 1933 and the shares were offered and sold by the Company's management without the use of an underwriter or NASD registered broker-dealer and no commissions were incurred by the Company in connection with the transaction. The purchaser was sophisticated and experienced in financial, business, and investment matters and otherwise able to evaluate the merits and risks associated with the purchase of the Company's securities.

     Later in June 2004, the Company issued 2,000,000 shares of the Company's Common Stock in connection with the acquisition of a 37.5% interest in Brasil Communications, LLC. The shares were valued at $0.46 per share. The investor was an Accredited Investor and the shares were offered and sold by the Company's management without the use of an underwriter or NASD registered broker-dealer and no commissions were incurred by the Company in connection with the transaction. All of the shares were offered and sold under a claim of exemption provided by Section 4(2) of the Securities Act of 1933. The investor was sophisticated and experienced in financial, business, and investment matters and otherwise able to evaluate the merits and risks associated with the purchase of the Company's securities.

     In July 2004, the Company issued 187,500 shares of the Company's Common Stock to one purchaser in consideration of the Company's receipt of cash of $9,375. The shares were offered and sold by the Company's management without the use of an underwriter or NASD registered broker-dealer and no commissions were incurred by the Company in connection with the transaction. All of the shares were offered and sold under a claim of exemption provided by Section 4(2) of the Securities Act of 1933. The purchaser was sophisticated and experienced in financial, business, and investment matters and otherwise able to evaluate the merits and risks associated with the purchase of the Company's securities.

     In early August 2004, the Company issued an aggregate of 545,000 shares of the Company's Common Stock to five investors in exchange for the Company's receipt of cash of $136,250. The Company paid a finder a finder's fee equal to 13% of the aggregate amount received, with 7% paid in cash and 6% paid by the issuance of the Company's Common Stock. The finder merely introduced the Company to each investor. All of the shares were offered and sold by the Company's management without the use of an underwriter or NASD registered broker-dealer and no commissions were incurred by the Company in connection with the transaction. In addition, all of the shares were offered and sold under a claim of exemption provided by Section 4(2) of the Securities Act of 1933. Each purchaser was sophisticated and experienced in financial, business, and investment matters and otherwise able to evaluate the merits and risks associated with the purchase of the Company's securities.

     Later in August 2004, the Company issued 1,800,000 shares of the Company's Common Stock to one investor in exchange for the Company's receipt of $180,000 in cash. All of the shares were offered and sold under a claim of exemption provided by Section 4(2) of the Securities Act of 1933 and the shares were offered and sold by the Company's management without the use of an underwriter or NASD registered broker-dealer and no commissions were incurred by the Company in connection with the transaction. The purchaser was sophisticated and experienced in financial, business, and investment matters and otherwise able to evaluate the merits and risks associated with the purchase of the Company's securities.

     In September 2004, the Company issued shares of the Company's Common Stock as follows:

(1) A total of 45,192 shares of the Company's Common Stock were issued in payment of legal services. All of these shares were valued at aggregate of $0.6425 per share;

(2)  A total of 100,000 shares of the Company's Common Stock were issued to Paul
     E. Atkiss, an officer and director of the Company in payment for services. All of these shares were valued at aggregate of $0.4175 per share;

(3) An aggregate of 6,000,000 shares of the Company's Common Stock were issued in payment for services by the following officers and directors with each receiving 1,000,000 shares: (a) Farid Shouekani; (b) Jason A. Sunstein; (c) James Balestraci; (d) John L. Castiglione; (e) Ronald G. Weaver; and (f) Stephen D. Young. All of these shares were valued at $0.04 per share;

(4) A total of 250,000 shares were issued in settlement of a dispute with all of the shares issued to one purchaser. All of these shares were valued at $0.51 per share;

(5) A total of 20,000 shares were issued to one purchaser in consideration of the Company's receipt of cash $10,000 for a value of $0.50 per share;

(6) A total of 50,000 shares were issued to one purchaser in payment of certain accrued and unpaid interest on a Company debt. These shares were valued at $0.06 per share;

(7) An aggregate of 503,893 shares were issued to three purchasers in connection with the conversion of notes aggregating $150,000 previously issued to them by the Company plus accrued interest of $1,168. These shares were valued at $0.30 per share;

(8) A total of 225,000 shares were issued to two purchasers in payment for services received by the Company. These shares were valued at aggregate of $0.45 per share; and

(9) A total of 76,333 shares were issued to one purchaser in payment for services. These shares were valued at aggregate of $0.4569 per share.

     All of the shares were offered and sold by the Company's management without the use of an underwriter or NASD registered broker-dealer and no commissions were incurred by the Company in connection with the transaction. All of the shares were offered and sold under a claim of exemption provided by Section 4(2) of the Securities Act of 1933. Each purchaser was sophisticated and experienced in financial, business, and investment matters and otherwise able to evaluate the merits and risks associated with the purchase of the Company's securities. In the case of the shares sold to officers and directors, all of the purchasers were Accredited Investors.

     On October 17, 2004, the Company effected a forward split of the Company's Common Stock so that, as effected, each stockholder received one share of the Company's Common Stock for every ten share of the Company's Common Stock held as of the record date.

Item 5. Indemnification of Directors and Officers.

     The Utah Revised Business Corporation Act provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding by reason of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful, except that, in the case of an action or suit by or in the right of the corporation, the corporation shall not indemnify such persons against judgments and fines and no person shall be indemnified as to any claim, issue, or matter as to which such person shall have been adjudged to be liable for the negligence or misconduct in the performance of that person's duty to the corporation, unless and only to the extent that the court in which the action or suit was brought determines upon application that such person is fairly and reasonably entitled to indemnity for proper expenses.

     In addition, the Company's By-laws provides for indemnification of officers and directors. The indemnification provisions are set forth in the By-laws shown as an Exhibit

                                    PART III

Item 1. Index to Exhibits

     Description

     3.1    Articles of Incorporation of Tinglefoot Mining, Inc.*

     3.1(a) Articles of Amendment  to Articles of  Incorporation  of  Tinglefoot
            Mining, Inc.*

     3.1(b) Articles  of  Amendment  to  Articles  of  Incorporation  of Mexico
            Investment Corporation

     3.1(c) Articles  of  Amendment  to the  Articles of  Incorporation  of Baja
            Pacific International, Inc.

     3.2  Amendment to Articles of Incorporation for TAIT Ventures, Inc.,

     3.3  By-Laws for Viper Networks, Inc.*

     4.1  Specimen of Common Stock Certificate**

     10.1 Securities Purchase Agreement and Plan of Reorganization*

     10.2 Viper Networks, Inc. 2000 Equity Incentive Plan*

     10.3 Employment Agreement (Wray)*

     10.4 Employment Agreement (Castiglione)*

     10.5 Employment Agreement (Sunstein)*

     10.6 Agreement of Purchase and Sale of Assets (between Viper Networks, Inc. And Tri-National Development Corporation)*

     10.7 Addendum to the Agreement of Purchase and Sale of Assets Between Viper Networks, Inc. And Tri-National Development Corporation*

     10.8 Settlement Agreement And General Release of Claims (between Viper Networks, Inc. And Tri-National Development Corporation)

     19.1 Letter to Shareholders and Notice of Meeting of Shareholders*

     21.1 Subsidiaries of Viper Networks, Inc.

     23.1 Consent of HJ & Associates, LLC**

----------------------------

*Previously filed with Form 10-SB on June 28, 2001 and incorporated herein by reference.
**To be filed with the next amendment.

Item 2. Description of Exhibits

     The following exhibits required by Item 601 of Regulation S-B are filed herewith:


     Exhibit No.      Document Description

     3.1    Articles of Incorporation of Tinglefoot Mining, Inc.*

     3.1(a) Articles of Amendment  to Articles of  Incorporation  of  Tinglefoot
            Mining, Inc.

     3.1(b) Articles  of  Amendment  to  Articles  of  Incorporation  of Mexico
            Investment Corporation

     3.1(c) Articles  of  Amendment  to the  Articles of  Incorporation  of Baja
            Pacific International, Inc.

     3.2  Amendment to Articles of Incorporation for TAIT Ventures, Inc.,

     3.3  By-Laws for Viper Networks, Inc.*

     4.1  Specimen of Common Stock Certificate**

     10.1 Securities Purchase Agreement and Plan of Reorganization*

     10.2 Viper Networks, Inc. 2000 Equity Incentive Plan*

     10.3 Employment Agreement (Wray)*

     10.4 Employment Agreement (Castiglione)*

     10.5 Employment Agreement (Sunstein)*

     10.6 Agreement of Purchase and Sale of Assets (between Viper Networks, Inc. And Tri-National Development Corporation)*

     10.7 Addendum to the Agreement of Purchase and Sale of Assets Between Viper Networks, Inc. and Tri-National Development Corporation*

     10.8 Settlement Agreement And General Release of Claims (between Viper Networks, Inc. And Tri-National Development Corporation)

     19.1 Letter to Shareholders and Notice of Meeting of Shareholders*

     21.1 Subsidiaries of Viper Networks, Inc.

     23.2 Consent of HJ & Associates, LLC**

---------------------

*Previously filed with Form 10-SB on June 28, 2001 and incorporated herein by reference.
**To be filed with the next amendment.

                                    SIGNATURE


     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned there unto duly authorized.



                                            VIPER NETWORKS, INC.
                                               (Registrant)



Date: January 18, 2005                    By:   /s/ John L. Castiglione
     -----------------                       ---------------------------------
                                             John L. Castiglione,
                                             Chief Executive Officer

                                 C O N T E N T S


December 31, 2000 (audited)

Report of Independent Registered Public Accounting Firm
as of December 31, 2000.....................................................F-2

Consolidated Balance Sheet as of December 31, 2000.... .....................F-3

Consolidated Statement of Operations for the year ended December 31, 2000...F-5

Restated Consolidated Statement of Stockholders'(Deficit) for the year ended
December 31, 2000...........................................................F-6

Consolidated Statement of Cash Flows for the year ended December 31, 2000...F-7

Notes to the Consolidated Financial Statements as of December 31, 2000......F-8

June 30, 2001 (unaudited)

Consolidated Balance Sheet as of June 30, 2001 (unaudited)..................F-20

Consolidated Statements of Operations for the Six Months ended June 30, 2001 and from Inception on September 14, 2000 through June 30, 2001 (unaudited)..F-21

Consolidated Statements of Stockholders' Deficit for the Six Months ended
June 30, 2001and from Inception on September 14, 2000 through
June 30, 2001.(unaudited)...................................................F-22

Consolidated Statements of Cash Flows for the Six Months ended June 30, 2001 and from Inception on September 14, 2000 through June 30, 2001.(unaudited)..F-23

Notes to the Consolidated Financial Statements.as of June 30, 2001
(unaudited).................................................................F-24

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Viper Networks, Inc. and Subsidiary
(Formerly Taig Ventures, Inc.)
(A Development Stage Company)
San Diego, California

We have audited the accompanying consolidated balance sheet of Viper Networks, Inc. and Subsidiary (formerly Taig Ventures, Inc.) (a development stage company) as of December 31, 2000 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the period from inception on September 14, 2000 through December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Viper Networks, Inc. and Subsidiary (formerly Taig Ventures, Inc.) (a development stage company) as of December 31, 2000, and the consolidated results of their operations and their cash flows for the period from inception on September 14, 2000 through December 31, 2000, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company is a development stage company with no significant operating results since inception, raising substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 12 to the consolidated financial statements have been restated as a result of a change in the treatment of undeclared preferred stock dividends and additional information which was not included in the financial statements as originally issued.



HJ & Associates, LLC
Salt Lake City, Utah
June 7, 2001, except for Note 12, for which the date is December 10, 2004

                       VIPER NETWORKS, INC. AND SUBSIDIARY
                         (Formerly Taig Ventures, Inc.)
                          (A Development Stage Company)
                           Consolidated Balance Sheet


                                     ASSETS


                                                                 December 31,
                                                                    2000
                                                              -----------------
                                                                 (Restated)

CURRENT ASSETS

   Cash and cash equivalents                                  $              -
                                                              -----------------

     Total Current Assets                                                    -
                                                              -----------------

OFFICE FURNITURE AND EQUIPMENT (Note 1)                                  10,136
                                                              -----------------

TOTAL ASSETS                                                  $          10,136
                                                              =================

































        The accompanying notes are an integral part of these consolidated financial statements.
                                        F-3

                       VIPER NETWORKS, INC. AND SUBSIDIARY
                         (Formerly Taig Ventures, Inc.)
                          (A Development Stage Company)
                     Consolidated Balance Sheet (Continued)


                     LIABILITIES AND STOCKHOLDERS' (DEFICIT)

                                                                 December 31,
                                                                     2000
                                                               ----------------
                                                                  (Restated)
CURRENT LIABILITIES

   Cash overdraft                                              $          7,343
   Accounts payable                                                      13,347
   Accrued professional fees                                             22,500
   Accounts payable related party                                         7,475
   Loan from related party (Note 5)                                      13,922
   Taxes payable                                                            446
   Capital lease obligations, current portion (Note 4)                    1,987
   Stock subscription deposit (Note 6)                                    1,500
                                                               ----------------

     Total Current Liabilities                                           68,520
                                                               ----------------

LONG-TERM DEBT

     Capital lease obligations (Note 4)                                   8,149
                                                               ----------------

     Total Long-Term Debt                                                 8,149
                                                               ----------------

     Total Liabilities                                                   76,669
                                                               ----------------

COMMITMENTS AND CONTINGENCIES (Note 7)

STOCKHOLDERS'(DEFICIT)

   Preferred stock: Class A, authorized 100,000 shares at
    $1.00 par value, -0- shares issued and outstanding (Note 8)               -
   Preferred stock: Class B, authorized 10,000,000 shares at
    $1.00 par value, 3,000,000 shares issued and outstanding
    (Note 8)                                                          3,000,000
   Common stock: 100,000,000 shares authorized of
    $0.001 par value, 3,565,786 shares issued and outstanding             3,566
   Additional paid-in capital (deficit)                              (2,905,991)
   Stock subscription receivable                                       (125,000)
   Accumulated deficit                                                  (39,108)
                                                              -----------------

     Total Stockholders' (Deficit)                                      (66,533)
                                                              -----------------

     TOTAL LIABILITIES AND STOCKHOLDERS'(DEFICIT)             $          10,136
                                                              =================



        The accompanying notes are an integral part of these consolidated financial statements.
                                        F-4

                       VIPER NETWORKS, INC. AND SUBSIDIARY
                         (Formerly Taig Ventures, Inc.)
                          (A Development Stage Company)
                      Consolidated Statement of Operations

                                                                   From
                                                               Inception on
                                                               September 14,
                                                               2000 Through
                                                               December 31,
                                                                    2000
                                                             ------------------
                                                                 (Restated)

NET SALES                                                     $              -
                                                              -----------------

EXPENSES

   General and administrative                                            38,852
                                                              -----------------

     Total Expenses                                                      38,852
                                                              -----------------

LOSS BEFORE OTHER EXPENSE                                               (38,852)
                                                              -----------------

OTHER EXPENSE

   Interest expense                                                        (256)
                                                              -----------------

     Total Other Expense                                                   (256)
                                                              -----------------

NET LOSS                                                      $         (39,108)
                                                              =================

BASIC LOSS PER SHARE                                          $           (0.02)
                                                              =================

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING                         1,855,506
                                                              =================




















        The accompanying notes are an integral part of these consolidated financial statements.
                                        F-5

                       VIPER NETWORKS, INC. AND SUBSIDIARY
                         (Formerly Taig Ventures, Inc.)
                          (A Development Stage Company)
           Restated Consolidated Statement of Stockholders' (Deficit)


                                                                                                              Deficit
                                                                                                 Additional Accumulated
                                                                                   Stock           Paid-In   During the     Total
                                  Preferred Stock             Common Stock      Subscriptions      Capital  Development Stockholders
                                Shares        Amount     Shares       Amount     Receivable       (Deficit)    Stage       Deficit
-----------------------------------------------------------------------------------------------------------------------------------
Balance, September 14, 2000
 (inception)                           -      $       -          -    $     -   $       -        $        -   $      -   $        -

Common stock issued to
 founders for cash at $0.00
 per share                             -                  3,000,000     3,000           -             (3,000)        -            -

Recapitalization               3,000,000       3,000,000    565,786       566    (125,000)        (2,902,991)        -      (27,425)

Net loss for the year ended
 December 31, 2000                     -               -          -         -           -                 -    (39,108)     (39,108)
                            ------------      ----------- ---------   --------- ----------       ------------ ---------  -----------

Balance, December 31, 2000     3,000,000      $3,000,000  3,565,786   $ 3,566   $(125,000)       $(2,905,991) $(39,108)  $  (66,533)
                            ============      =========== ==========  ========= ==========       ============ =========  ===========




















        The accompanying notes are an integral part of these consolidated financial statements.
                                        F-6

                       VIPER NETWORKS, INC. AND SUBSIDIARY
                         (Formerly Taig Ventures, Inc.)
                          (A Development Stage Company)
                      Consolidated Statement of Cash Flows

                                                                                                        From
                                                                                                   Inception on
                                                                                                    September 14,
                                                                                                    2000 Through
                                                                                                    December 31,
                                                                                                        2000
                                                                                                    ------------
                                                                                                     (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:

   Net loss                                                                                     $          (39,108)
   Adjustments to reconcile net loss to net cash used by operations:
     Amortization of notes payable discount                                                                    256
   Changes in assets and liabilities:
     Increase in accrued professional fees                                                                  22,500
     Increase in accounts payable related party                                                              7,475
                                                                                                ------------------

       Net Cash Used by Operating Activities                                                                (8,877)
                                                                                                ------------------

CASH FLOWS FROM INVESTING ACTIVITIES                                                                            -
                                                                                                ------------------

CASH FLOWS FROM FINANCING ACTIVITIES

   Increase in cash overdraft                                                                                7,343
   Cash acquired in reverse acquisition                                                                         34
   Stock subscription deposit                                                                                1,500
                                                                                                ------------------

       Net Cash Provided by Financing Activities                                                             8,877
                                                                                                ------------------

NET INCREASE (DECREASE) IN CASH                                                                                  -

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                                                   -
                                                                                                ------------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                                        $                -
                                                                                                ==================

SUPPLEMENTAL SCHEDULE OF CASH FLOW ACTIVITIES

CASH PAID FOR:

   Interest                                                                                     $                -
   Income taxes                                                                                 $                -

NON-CASH INVESTING AND FINANCING ACTIVITIES

   Equipment purchased by capital lease                                                         $           10,136
   Recapitalization resulting from reverse merger                                               $          (27,425)



        The accompanying notes are an integral part of these consolidated financial statements.
                                        F-7

                       VIPER NETWORKS, INC. AND SUBSIDIARY
                         (Formerly Taig Ventures, Inc.)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 2000

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          a.   Organization

               The  consolidated  financial  statements  presented  are those of
               Viper  Networks,   Inc.  and  its  wholly-owned  Subsidiary  (the
               Company).

               The Company has had limited activities since inception and is considered a development stage company because no significant revenues have been realized and planned principal operations have not yet commenced. The Company was formed to design, develop and market full service integration and worldwide Internet Protocol
               (IP) telephony services. As of December 31, 2000, the Company has had no revenues and has not commenced its principal planned operations. The ultimate recovery of investments and costs is dependent on future profitable operations, which presently cannot be determined.

               Viper Networks, Inc. (Viper-CA) was incorporated on September 14, 2000 under the laws of the State of California to engage in any lawful act or activity for which corporations may be organized under the General Corporation Laws of California.

               Taig Ventures, Inc. (Taig) (formerly Baja Pacific International, Inc.) was incorporated under the laws of the State of Utah on February 28, 1983.

               On November 15, 2000, Taig and Viper-CA completed a Securities Purchase Agreement and Plan of Reorganization whereby Taig issued 36,000,000 pre-split or 3,000,000 post-split shares of its common stock in exchange for all of the outstanding common stock of Viper-CA. Immediately prior to the Securities Purchase Agreement and Plan of Reorganization, Taig had 6,788,507 pre-split or 565,786 post-split shares of common stock and 3,000,000 shares of non-voting preferred stock issued and outstanding. For accounting purposes, the acquisition has been treated as a recapitalization of Viper-CA with Viper-CA as the acquirer (reverse acquisition). Viper-CA was treated as the acquirer for accounting purposes because the shareholders of Viper-CA controlled Taig after the acquisition. The historical financial statements prior to November 15, 2000 are those of Viper-CA.

               On December 29, 2000, Taig changed its name to Viper Networks, Inc. (Viper-UT) and authorized a reverse split of the Company's common stock on a 1-for-12 basis.

          b.   Basis of Presentation

               The Company's consolidated financial statements are prepared using the accrual method of accounting and include Viper-CA and its wholly-owned subsidiary Taig. All significant intercompany accounts and transactions have been eliminated.

          c.   Cash and Cash Equivalents

               Cash equivalents  include  short-term,  highly liquid investments
               with   maturities  of  three  months  or  less  at  the  time  of acquisition.

               VIPER NETWORKS, INC. AND SUBSIDIARY AND SUBSIDIARY
                         (Formerly Taig Ventures, Inc.)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 2000

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          d.   Basic and Diluted Loss per Share

                                                              For the
                                                            Year Ended
                                                            December 31,
                                                                2000
                                                         -----------------
                                                             (Restated)

              Loss (numerator)                           $        (39,108)

              Shares (denominator)                              1,855,506
                                                         ------------------

              Per share amount                           $          (0.02)
                                                         ==================

               The computations of basic loss per share of common stock are based on the weighted average number of shares outstanding during the period of the consolidated financial statements. At December 31, 2000, there were options to purchase 300,000 shares of common stock and warrants to purchase 1,000,000 shares of common stock. These items have been excluded from the calculation because they are antidilutive in nature.

          e.   Estimates

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          f.   Provision for Taxes

               At December 31, 2000, the Company had an accumulated deficit of $39,108 which includes net operating loss carryforwards that may be offset against future taxable income through 2020. No tax benefit has been reported in the consolidated financial statements as the Company believes there is a 50% or greater chance the net operating loss carryforwards will expire unused. Accordingly, the potential tax benefits of the net operating loss carryforwards are offset by a valuation allowance of the same amount.

                       VIPER NETWORKS, INC. AND SUBSIDIARY
                         (Formerly Taig Ventures, Inc.)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 2000

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          f.   Provision for Taxes (continued)

               The income tax benefit differs from the amount computed at the federal statutory rates of approximately 38% as follows:

                                                                  For the
                                                                Year  Ended
                                                                December 31,
                                                                    2000
                                                             ------------------
     Income tax benefit at statutory rate                    $           14,861
     Change in valuation allowance                                      (14,861)
                                                             ------------------

                                                             $                -
                                                             ==================
     Deferred tax assets (liabilities) are comprised of the following:

     Income tax benefit at statutory rate                    $           14,861
     Change in valuation allowance                                      (14,861)
                                                             ------------------

                                                             $                -
                                                             ==================

               Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carryforwards for Federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur, net operating loss carryforwards may be limited as to use in the future.

          g.   Property and Equipment

               Property and equipment are stated at cost. Expenditures for small tools, ordinary maintenance and repairs are charged to operations as incurred. Major additions and improvements are capitalized. Depreciation is computed using the straight-line method over estimated useful lives as follows:

               Office furniture and equipment 3 to 5 years

               Depreciation expense for the year ended December 31, 2000 was $-0-

          h.   Revenue Recognition

               The Company will recognize revenues and the related costs for voice, data and other services along with product sales when persuasive evidence of an arrangement exists, delivery has occurred or service has been rendered, the fee is fixed or determinable, and collection of the resulting receivable is probable. Support and maintenance sales will be recognized over the contract term. Amounts invoiced and collected in advance of product or services provided will be recorded as deferred revenue.

                       VIPER NETWORKS, INC. AND SUBSIDIARY
                         (Formerly Taig Ventures, Inc.)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 2000

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          h.   Revenue Recognition (Continued)

               The Company plans to accrue for warranty costs, sales returns, and other allowances based on its experience.

          i.   Long Lived Assets

               All long lived assets are evaluated yearly for impairment per SFAS 121. Any impairment in value is recognized as an expense in the period when the impairment occurs.

          j.   Stock-based Compensation

               The Company measures compensation costs related to stock option plans using the intrinsic value method and provides pro forma disclosure of net loss and loss per share as if the fair value based method had been applied in measuring compensation costs.

          k.   Changes in Accounting Principle

               The Company has adopted the provisions of FASB Statement No. 138 Accounting for Certain Derivative Instruments and Hedging Activities, (an amendment of FASB Statement No. 133.) Because the Company had adopted the provisions of FASB Statement No. 133, prior to June 15, 2000, this statement is effective for all fiscal quarters beginning after June 15, 2000. The adoption of this principle had no material effect on the Company's consolidated financial statements.

               The Company has adopted the provisions of FASB Statement No. 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (a replacement of FASB Statement No. 125.) This statement provides accounting and reporting standard for transfers and servicing of financial assets and extinguishments of liabilities. Those standards are based on consistent application of a financial-components approach that focuses on control. Under that approach, the transfer of financial assets, the Company recognized the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. This statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of this principle had no material effect on the Company's consolidated financial statements.

                       VIPER NETWORKS, INC. AND SUBSIDIARY
                         (Formerly Taig Ventures, Inc.)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 2000

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          k.   Changes in Accounting Principle (Continued)

               The Company has adopted the provisions of FIN 44 AAccounting for Certain Transactions Involving Stock Compensation (an interpretation of APB Opinion No. 25.) This interpretation is effective July 1, 2000. FIN 44 clarifies the application of Opinion No. 25 for only certain issues. It does not address any issues related to the application of the fair value method in Statement No. 123. Among other issues, FIN 44 clarifies the definition of employee for purposes of applying Opinion 25, the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and accounting for an exchange of stock compensation awards in a business combination. The adoption of this principle had no material effect on the Company's consolidated financial statements

          l.   Concentrations of Risk - Foreign Operations

               The Company owns 50 acres of real property where it plans to sell lots for residential development and build a communications facility. The property is located in Mexico which has a developing economy. Hyperinflation, volatile exchange rates and rapid political and legal change, often accompanied by military insurrection, have been common in this and certain other emerging markets in which the Company may conduct operations. The Company may be materially adversely affected by possible political or economic instability in Mexico. The risks include, but are not limited to terrorism, military repression, expropriation, changing fiscal regimes, extreme fluctuations in currency exchange rates, high rates of inflation and the absence of industrial and economic infrastructure. Changes in land development or investment policies or shifts in the prevailing political climate in Mexico in which the Company plans to sell lots for residential development and build a communications facility could adversely affect the Company's business. Operations may be affected in varying degrees by government regulations with respect to development restrictions, price controls, export controls, income and other taxes, expropriation of property, maintenance of claims, environmental legislation, labor, welfare, benefit policies, land use, land claims of local residents, water use and mine safety. The effect of these factors cannot be accurately predicted.

NOTE 2 - GOING CONCERN

               The Company's consolidated financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred a loss for the period from inception on September 14, 2000 through December 31, 2000 which has resulted in an accumulated deficit of $39,108 at December 31, 2000 and has no significant operations which raises substantial doubt about the Company's ability to continue as a going concern. The accompanying

                       VIPER NETWORKS, INC. AND SUBSIDIARY
                         (Formerly Taig Ventures, Inc.)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 2000

NOTE 2 - GOING CONCERN (Continued)

               consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of this uncertainty.

               It is the intent of management to develop and provide voice and data services to Web-based customers and then construct Voice-over-Internet Protocol networks for businesses, institutions, and Internet Service Providers (ISP) to develop strategic partnerships to resell the Company's various products and services to the ISP's existing customer base. Subsequent to December 31, 2000, the Company signed its first contract for its VIPER CONNECT product.

               The Company also plans to have Tri-National Development Corporation include the 50 acres of real property owned by the Company in the remainder of the Hills of Bajamar property for the purposes of selling the entire property to a third party.

               Company management will seek additional financing through new stock issuances and lines of credit. In December 2000, the Company authorized the private placement and sale of up to 750,000 shares of common stock at $0.10 per share.

               The Company expects to need $100,000 to cover its expenses for the next twelve months.

NOTE 3 - STOCK SUBSCRIPTION RECEIVABLE

               During September 1998, the Company entered into an agreement with a related party to purchase 50 acres of real property known as the Hills of Bajamar, located in Ensenada, Mexico that is valued at predecessor cost of $125,000. The Company intended to sell lots for residential development and build a communications facility for residents in the surrounding area.

               As consideration for the land, the Company issued 3,000,000 shares of its series B Preferred Stock. As of the date of these financial statements, the Company had not received clear to title to the land. Accordingly, the value of the land has been classified as a stock subscription receivable.

NOTE 4 - CAPITAL LEASES

               The Company leases certain equipment with lease terms through December 2004. Obligations under these capital leases have been recorded in the accompanying consolidated financial statements at the present value of future minimum lease payments.

                       VIPER NETWORKS, INC. AND SUBSIDIARY
                         (Formerly Taig Ventures, Inc.)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 2000

NOTE 4 - CAPITAL LEASES (Continued)

               Obligations under capital leases at December 31, 2000 consisted of the following:

                                                                December 31,
                                                                    2000
                                                             ------------------
                      Total                                  $           10,136
                      Less: current portion                              (1,987)
                                                             ------------------

              Long-term portion                              $            8,149
                                                             ==================

               The future minimum lease payments under these capital leases and the net present value of the future minimum lease payments are as follows:

                                                                  Year Ending
                                                                  December 31,
                                                              -----------------
                          2001                               $            3,406
                          2002                                            3,406
                          2003                                            3,405
                          2004                                            3,405
                                                             ------------------

     Total future minimum lease payments                                 13,622

     Less amount representing interest                                   (3,486)
                                                             ------------------

     Present value of future minimum lease payments          $           10,136
                                                             ==================

NOTE 5 - RELATED PARTY TRANSACTIONS

               The Company's shareholders incurred expenses on behalf of the Company in the amount of $7,475, which will be repaid in the normal course of business.

               In the settlement of debt for past wages, the Company issued a $13,667 note that is the remaining portion due to the former president. The note accrues interest at 15% per annum, is unsecured and is payable on or before June 30, 2001. Interest of $256 has accrued as of December 31, 2000.

NOTE 6 - STOCK SUBSCRIPTION DEPOSIT

               As of December 31, 2000, the Company had received a total of $1,500 for the purchase of 15,000 shares of common stock. The 15,000 shares were issued subsequent to December 31, 2000. The $1,500 is being shown as a stock subscription deposit at December 31, 2000.

                       VIPER NETWORKS, INC. AND SUBSIDIARY
                         (Formerly Taig Ventures, Inc.)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 2000

NOTE 7 - COMMITMENTS AND CONTINGENCIES

          Operating Lease Obligation

               In October 2000, the Company entered into a month-to-month lease for its office space. Rent expense for the year ended December 31, 2000 was $1,684.

          Equity Incentive Plan

               In December 2000, Company's board of directors adopted an equity incentive plan for all employees, directors, advisors and consultants of the Company. The plan currently may grant stock options or awards at a maximum of 1,500,000 shares. At December 31, 2000, there were 1,200,000 shares of the Company's common stock available for grant under the Equity Plan.

NOTE 8 - PREFERRED STOCK

          a.   Preferred Stock - Class A

               The Company has authorized 100,000 shares of non-voting Class A preferred stock, at a par value of $1.00 per share. These shares are convertible into common stock at a ratio of 500 shares of common stock for each share of Class A preferred stock. There were no shares issued and outstanding at December 31, 2000.

          b.   Preferred Stock - Class B

               The Company has authorized 10,000,000 shares of non-voting Class B preferred stock, at a par value of $1.00 per share. These shares accumulate dividends at a rate of 15% per annum and are convertible into common stock at a $1.00 per share or the market price for the 10 day average prior to the date of conversion, whichever is less, but in no event less than 75 cents per share. The conversion date is at the option of the Company, however, no sooner than 12 months from the first day that the common stock of the Company is publicly traded. There were 3,000,000 shares issued and outstanding at December 31, 2000.

               The cumulative undeclared dividends as of December 31, 2000 were $1,049,178. The dividends continue to accumulate, however, all dividends accumulated after November 15, 2000 will be contributed back to the Company by the shareholder.

               The shareholder also has stock warrants to purchase an additional 1,000,000 common shares for a period of one year from the date of conversion for the same price as the preferred shares can be converted. Since there is no market price and the warrants cannot be valued, the warrant shares are considered to have no value.

                       VIPER NETWORKS, INC. AND SUBSIDIARY
                         (Formerly Taig Ventures, Inc.)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 2000

NOTE 9 - COMMON STOCK TRANSACTIONS

               On December 29, 2000, the Company approved a reverse-split of its common stock on a 1-for-12 basis leaving 3,565,786 shares issued and outstanding. All references to common stock have been retroactively restated.

NOTE 10 - SUBSEQUENT EVENTS

               Subsequent to December 31, 2000, the Company issued a total of 541,550 shares of common stock for $48,500 in cash and $5,655 in related party payables at $0.10 per share.

               On January 1, 2001, the Company entered into an employment agreement with the President/Chief Technical Officer of the Company. Compensation for services is at the monthly rate of $3,000. The agreement and employment continues indefinitely but may be terminated at any time.

               On January 1, 2001, the Company entered into an employment agreement with the Vice President of Sales/Chief Executive
               Officer of the Company. Compensation for services is at the monthly rate of $3,000. The agreement and employment continues indefinitely but may be terminated at any time.

               On January 1, 2001, the Company entered into an employment agreement with the Vice President of Finance/Secretary of the Company. Compensation for services is at the monthly rate of $3,000. The agreement and employment continues indefinitely but may be terminated at any time.

               In February 2001, the Company entered into a 36-month lease agreement for computer hardware. The monthly lease payments are $368.

NOTE 11 - OUTSTANDING STOCK OPTIONS

               During December 2000, the Company adopted an equity incentive plan (the "Equity Plan") which provides for the issuance of 1,500,000 shares of the Company's Common Stock. The Equity Plan provides for the grant to employees and directors of the Company and its affiliates, as defined, of incentive stock options and non-statutory stock options to purchase shares of the Company's Common Stock, limited rights, and stock awards.

               Options and limited rights granted under the Equity Plan shall be exercisable at such time or upon such events and subject to the terms, conditions, vesting, and restrictions as determined by the board of directors or the compensation committee (the "Plan Committee") of the Company provided however that no option shall be exercisable after the expiration of ten years from the date of grant. The exercise price of options granted under the Equity Plan will be equal to the fair market value of the Company's Common Stock as determined by the Plan Committee on the date of grant. If, at the time of grant, an incentive stock option is granted to a 10% beneficial owner, as defined, the exercise

                       VIPER NETWORKS, INC. AND SUBSIDIARY
                         (Formerly Taig Ventures, Inc.)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 2000

NOTE 11 - OUTSTANDING STOCK OPTIONS (Continued)

               price will be equal to 110% of the fair market value of the Company's Common Stock and the option shall not be exercisable after the expiration of five years.

               Stock awards granted under the Equity Plan shall be subject to the terms, conditions, vesting, and restrictions as determined by the Plan Committee.

               At December 31, 2000, there were 1,200,000 shares of the Company's Common Stock available for future grant under the Equity Plan.

               Under FASB Statement 123, the Company estimated the fair value of each option grant at the grant date by using the Black-Scholes option pricing model with the following weighted average assumptions used for each of the grants; no dividend yield, expected volatility of 0.1%, risk-free interest rates of 5.17%, and expected lives of five years.

               Had compensation cost for the Company's stock-based compensation plan been determined based on the fair value at the grant dates for awards under those plans consistent with the method described in SFAS No. 123, the Company's net loss would have been as follows:

                                                            December 31,
                                                               2000
                                                         -----------------
     Net loss:
        As reported                                    $          (39,108)
        Pro forma                                      $          (39,108)

     Basic loss per share:
        As reported                                    $            (0.02)
        Pro forma                                      $            (0.02)

               A summary of the status of the Company's stock options as of December 31, 2000 and changes during the period from inception on September 14, 2000 through December 31, 2000 is as follows:

                                                                                 Weighted             Weighted
                                                                                  Average              Average
                                                                                 Exercise            Grant Date
                                                               Options             Price             Fair Value
                                                          ----------------   ----------------   ------------------

              Outstanding, September 14, 2000                            -                  -                    -
                      Granted                                      300,000   $           0.11   $           0.0145
                      Expired/Canceled                                   -                  -                    -
                      Exercised                                          -                  -                    -
                                                          ----------------   ----------------   ------------------

              Outstanding, December 31, 2000                       300,000   $           0.11   $           0.0145
                                                          ================   ================   ==================

              Vested, December 31, 2000                                  -                  -                    -
                                                          ================   ================   ==================

              Exercisable, December 31, 2000                       300,000   $           0.11   $           0.0145
                                                          ================   ================   ==================

                       VIPER NETWORKS, INC. AND SUBSIDIARY
                         (Formerly Taig Ventures, Inc.)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 2000

NOTE 11 - OUTSTANDING STOCK OPTIONS (Continued)

               All of the Company's outstanding options to purchase common stock at December 31, 2000 expire December 29, 2005.

NOTE 12- RESTATEMENT

               The accompanying financial statements have been restated to correct errors in the previously issued financial statements. The changes were made to properly account for cumulative dividends on preferred stock, accrued professional fees, related party accounts payable, a note with no stated interest rate, and stock issued for land.

               As originally issued, the December 31, 2000 consolidated financial statements included an interest accrual related to convertible preferred stock. Subsequently, the Company determined that the preferred stock interest should be treated as cumulative dividends. Accordingly, the cumulative dividends have been disclosed in the notes to these consolidated financial statements only, and not accrued on the balance sheet. This accrual of interest also resulted in the overstatement of the amount charged against additional paid-in capital as a result of the reverse acquisition and interest expense included in the statement of operations for the period from inception on September 14, 2000 through December 31, 2000.

               During 2000, the Company entered into a professional services contract, which had cash and stock compensation components. The cash portion was paid prior to year-end, but the stock portion had not been settled as of the date of the consolidated financial statements. The fair value of the services was determined to be $22,500, which amount was not accrued in the consolidated financial statements as originally issued.

               Certain expenses of the Company, which were paid by shareholders, were not included in the consolidated financial statements as originally issued. Additional accounts payable related party of $1,820 have been included in the balance sheet with a corresponding increase in general and administrative expenses in the consolidated statement of operations.

               As originally issued, the consolidated financial statements included undeveloped land, valued at $125,000, which was purchased through the issuance of three million shares of the Company's series B preferred stock. As of the date of issuance of the consolidated financial statements, the Company had not received clear title to the land. The consolidated financial statements have been restated to show this amount as a stock subscription receivable as the consideration had not yet been fully received.

               The consolidated financial statements also included a note, which had no stated interest rate, payable to a former officer of Taig. To properly account for this note, the Company imputed interest on the note resulting in a discount of $1,333. The face amount of the note was reduced by the amount of the discount with a corresponding adjustment to the amount charged against additional paid-in capital as a result of the reverse acquisition. The discount on the note will be amortized over the term of the note, which is due on June 30, 2001. The amortization of the discount amounted to $256, which was charged to interest expense.

                      VIPER NETWORKS, INC. AND SUBSIDIARY
                         (Formerly Taig Ventures, Inc.)
                         (A Development Stage Company)
                       Notes to the Consolidated Financial
                          Statements December 31, 2000

               The balances have been adjusted to reflect the actual balances as of December 31, 2000 and for the period from inception on September 14, 2000 through December 31, 2000. These adjustments decreased interest expense by $57,531, decreased accrued interest payable by $1,049,178, increased accounts payable related party by $1,820, increased accrued professional fees by $22,500, increased stock subscriptions receivable and decreased undeveloped land by $125,000, increased additional paid-in capital by $992,725 and decreased the loan from a related party by $1,078. The net loss was decreased by $33,211 and the calculated net loss per share changed from $(0.08) to $(0.02).

                       VIPER NETWORKS, INC. AND SUBSIDIARY
                          (A Development Stage Company)
                           Consolidated Balance Sheet
                                  (unaudited)

                                                                                                 June 30, 2001
                                                                                                ----------------
                                     ASSETS

CURRENT ASSETS

   Cash                                                                                        $           3,570


     Total current assets                                                                                  3,570
                                                                                               -----------------

OFFICE FURNITURE AND EQUIPMENT (Note  3)                                                                  22,334
                                                                                               -----------------

TOTAL ASSETS                                                                                   $          25,904
                                                                                               =================

                      LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES

   Accounts payable                                                                            $           6,834
   Accrued liabilities (Note 3)                                                                          105,688
   Accounts payable to related party (Note 6)                                                              3,208
   Loan from related party (Note 6)                                                                       15,000
   Taxes payable                                                                                           1,103
   Capital lease obligations (Note 5)                                                                     17,348
                                                                                               -----------------

     Total current liabilities                                                                           149,181
                                                                                               -----------------

COMMITMENTS AND CONTINGENCIES (Note 8)                                                                         -

STOCKHOLDERS' DEFICIT

   Preferred stock: Class A, authorized 100,000 shares at
    $1.00 par value, -0- shares issued and outstanding (Note 9)                                                -
   Preferred stock: Class B, authorized 10,000,000 shares at
    $1.00 par value, -0- shares issued and outstanding (Note 9)                                                -
   Common stock: 100,000,000 shares authorized of
    $0.001 par value, 4,507,336 shares issued and outstanding                                              4,507
   Additional paid-in capital (deficit)                                                                  147,223
   Stock subscription receivable (Note 4)                                                               (125,000)
   Accumulated deficit                                                                                  (150,007)
                                                                                               -----------------

     Total stockholders' deficit                                                                        (123,277)
                                                                                               -----------------

     TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT                                               $          25,904
                                                                                               =================



              The accompanying notes are an integral part of these
                       consolidated financial statements.
                                       F-20

                       VIPER NETWORKS, INC. AND SUBSIDIARY
                          (A Development Stage Company)
                      Consolidated Statements of Operations
                                  (unaudited)

                                                                                                       From
                                                                                                   Inception on
                                                                               Six months          September 14,
                                                                                  Ended            2000 Through
                                                                              June 30, 2001        June 30, 2001
                                                                           ------------------  --------------------
GENERAL AND ADMINISTRATIVE                                                 $          102,852  $           141,704
                                                                           ------------------  --------------------

LOSS FROM OPERATIONS                                                                 (102,852)            (141,704)
                                                                           ------------------- --------------------

OTHER INCOME (EXPENSE)

   Realized loss on marketable securities                                              (5,083)              (5,083)
   Interest expense                                                                    (3,055)              (3,311)
   Other income                                                                            91                   91
                                                                           ------------------- --------------------

     Total other income (expense)                                                      (8,047)              (8,303)
                                                                           ------------------- --------------------

NET LOSS                                                                   $         (110,899) $          (150,007)
                                                                           =================== ====================

BASIC LOSS PER SHARE                                                       $            (0.03) $             (0.04)
                                                                           =================== ====================

WEIGHTED AVERAGE NUMBER OF
   SHARES OUTSTANDING                                                               3,870,969            3,113,323
                                                                           =================== ====================













              The accompanying notes are an integral part of these
                       consolidated financial statements.
                                       F-21

                       VIPER NETWORKS, INC. AND SUBSIDIARY
                          (A Development Stage Company)
                Consolidated Statements of Stockholders' Deficit
                                  (unaudited)

                                                                                                            Deficit
                                                                                              Additional  Accumulated
                                      Preferred Stock        Common Stock          Stock        Paid-In   During the      Total
                                                                                Subscriptions   Capital   Development Stockholders'
                                    Shares      Amount     Shares      Amount     Receivable    (Deficit)     Stage      Deficit
-----------------------------------------------------------------------------------------------------------------------------------

Balance, September 14, 2000
 (inception)                             -  $        -           -    $      -  $         -   $        -   $       -  $           -

Common stock issued to
 founders for cash at $0.00
 per share                               -           -   3,000,000       3,000             -       (3,000)          -             -

Recapitalization                 3,000,000   3,000,000     565,786         566      (125,000)  (2,902,991)          -       (27,425)

Net loss for the year ended
 December 31, 2000                       -           -           -           -             -             -    (39,108)      (39,108)
                                 --------------------------------------------------------------------------------------------------

Balance, December 31, 2000       3,000,000   3,000,000   3,565,786       3,566      (125,000)  (2,905,991)    (39,108)      (66,533)

Issuance of common stock                 -           -     541,550         541             -       53,614           -        54,155

Conversion of preferred stock   (3,000,000) (3,000,000)    400,000         400             -    2,999,600           -             -

Net loss for the six months
 ended June 30, 2001                     -           -           -           -             -            -    (110,899)     (110,899)
                                 --------------------------------------------------------------------------------------------------

Balance, June 30, 2001                   -  $        -   4,507,336    $  4,507  $  (125,000) $   147,223   $ (159,007) $   (123,277)
                                 ========== ============ ===========  ========= ============ ============ ============ ============








              The accompanying notes are an integral part of these
                       consolidated financial statements.
                                       F-22

                       VIPER NETWORKS, INC. AND SUBSIDIARY
                          (A Development Stage Company)
                      Consolidated Statements of Cash Flows
                                  (unaudited)

                                                                                                       From
                                                                                                    Inception on
                                                                             Six months            September 14,
                                                                               Ended               2000 Through
                                                                           June 30, 2001           June 30, 2001
                                                                           -------------         ----------------

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                                                $   (110,899)         $    (150,007)
   Adjustments to reconcile net loss to net cash
     used in operations:
       Depreciation                                                               2,010                  2,010
       Amortization of notes payable discount                                     1,078                  1,334
       Interest accrual                                                             570                    570
       Stock based compensation                                                  82,618                 82,618
       Loss on sale of marketable securities                                      5,083                  5,083
       Changes in assets and liabilities:
         Accounts payable                                                        (6,513)                (6,513)
         Accrued professional fees                                                                      22,500
         Accounts payable related party                                           1,388                  8,863
         Taxes payable                                                              657                    657
                                                                           -------------         --------------
            Net Cash Used In Operating Activities                               (24,008)               (32,885)
                                                                           -------------         --------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of office furniture and equipment                                    (5,777)                (5,777)
   Purchase of marketable securities                                            (15,044)               (15,044)
   Sale of marketable securities                                                  9,961                  9,961
                                                                           -------------         --------------
     Net Cash Used In Investing Activities                                      (10,860)               (10,860)
                                                                           -------------         --------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from issuance of common stock                                        48,500                 48,500
   Payment of cash overdraft                                                     (7,343)                     -
   Cash acquired in reverse acquisition                                                                     34
   Payment on capital lease obligations                                          (1,219)                (1,219)
   Stock subscription deposit                                                    (1,500)                     -
                                                                           -------------         --------------
       Net Cash Provided by Financing Activities                                 38,438                 47,315
                                                                           -------------         --------------
NET INCREASE IN CASH                                                              3,570                  3,570
CASH AT BEGINNING OF PERIOD                                                           -                      -
                                                                           -------------         --------------
CASH AT JUNE 30, 2001                                                      $      3,570          $       3,570
                                                                           =============         ==============

SUPPLEMENTAL SCHEDULE OF CASH FLOW ACTIVITIES
   CASH PAID FOR:
     Interest                                                              $      1,408          $        1,408
     Income taxes                                                          $          -          $            -
   NON-CASH INVESTING AND FINANCING ACTIVITIES
     Equipment purchased by capital lease                                  $      8,431          $       18,567
     Common stock issued in payment of accounts
       payable to related party                                            $      5,655          $        5,655
     Recapitalization resulting from reverse merger                        $          -          $      (27,425)


              The accompanying notes are an integral part of these
                       consolidated financial statements.
                                       F-23

                       VIPER NETWORKS, INC. AND SUBSIDIARY
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                  June 30, 2001

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          a.   Organization

               The  consolidated  financial  statements  presented  are those of
               Viper  Networks,   Inc.  and  its  wholly-owned  Subsidiary  (the
               Company).

               The Company has had limited activities since inception and is considered a development stage company because no significant revenues have been realized and planned principal operations have not yet commenced. The Company was formed to design, develop and market full service integration and worldwide Internet Protocol
               (IP) telephony services. As of June 30, 2001, the Company has not commenced its principal planned operations. The ultimate recovery of investments and costs is dependent on future profitable operations, which presently cannot be determined.

               Viper Networks, Inc. (Viper-CA) was incorporated on September 14, 2000 under the laws of the State of California to engage in any lawful act or activity for which corporations may be organized under the General Corporation Laws of California.

               Taig Ventures, Inc. (Taig) was incorporated under the laws of the State of Utah on February 28, 1983.

               On November 15, 2000, Taig and Viper-CA completed a Securities Purchase Agreement and Plan of Reorganization whereby Taig issued 36,000,000 pre-split or 3,000,000 post-split shares of its common stock in exchange for all of the outstanding common stock of Viper-CA. Immediately prior to the Securities Purchase Agreement and Plan of Reorganization, Taig had 6,788,507 pre-split or 565,786 post-split shares of common stock and 3,000,000 shares of non-voting preferred stock issued and outstanding. For accounting purposes, the acquisition has been treated as a recapitalization of Viper-CA with Viper-CA as the acquirer (reverse acquisition). Viper-CA was treated as the acquirer for accounting purposes because the shareholders of Viper-CA controlled Taig after the acquisition. The historical financial statements prior to November 15, 2000 are those of Viper-CA.

               On December 29, 2000, Taig changed its name to Viper Networks, Inc. (Viper-UT) and authorized a reverse split of the Company's common stock on a 1-for-12 basis.

          b.   Basis of presentation

               The Company's consolidated financial statements are prepared using the accrual method of accounting and include Viper-CA and its wholly-owned subsidiary Taig. All significant intercompany accounts and transactions have been eliminated.

          c.   Unaudited interim financial data

               The unaudited interim consolidated financial statements for the six months ended June 30, 2001 have been prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all normal recurring

               VIPER NETWORKS, INC. AND SUBSIDIARY AND SUBSIDIARY
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                  June 30, 2001

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          c.   Unaudited interim financial data (continued)

               adjustments necessary to present fairly the financial information set forth therein, in accordance with generally accepted accounting principles. The data disclosed in the notes to the consolidated financial statements for the interim period is unaudited. Operating results for interim periods are not necessarily indicative of operating results for an entire year.

          d.   Estimates

               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          e.   Property and equipment

               Property and equipment are stated at cost and are depreciated over their estimated useful lives using the straight-line method. Useful lives range from three to five years for office furniture and equipment. Additions to property and equipment together with major renewals and betterments are capitalized. Maintenance, repairs and minor renewals and betterments are charged to expense as incurred.

          f.   Long lived assets

               All long lived assets are evaluated yearly for impairment per SFAS 121. Any impairment in value is recognized as an expense in the period when the impairment occurs.

          g.   Revenue recognition

               The Company will recognize revenues and the related costs for voice, data and other services along with product sales when persuasive evidence of an arrangement exists, delivery has occurred or service has been rendered, the fee is fixed or determinable, and collection of the resulting receivable is probable. Support and maintenance sales will be recognized over the contract term. Amounts invoiced and collected in advance of product or services provided will be recorded as deferred revenue. The Company plans to accrue for warranty costs, sales returns, and other allowances based on its experience.

          h.   Stock-based compensation

               Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", provides for the use of a fair value based method of

                       VIPER NETWORKS, INC. AND SUBSIDIARY
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                  June 30, 2001

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          h.   Stock-based compensation (continued)

               accounting for stock-based compensation. However, SFAS 123 allows the measurement of compensation cost for stock options granted to employees using the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees", which only requires charges to compensation expense for the excess, if any, of the fair value of the underlying stock at the date a stock option is granted (or at an appropriate subsequent measurement date) over the amount the employee must pay to acquire the stock. The Company has elected to account for employee stock options using the intrinsic value method under APB 25. By making that election, the Company is required by SFAS 123 to provide pro forma disclosures of net lass as if a fair value based method of accounting had been applied.

               In accordance with the provisions of SFAS 13, all other issuances of stock, stock options or other equity instruments to employees and non-employees as the consideration for goods or services received by the Company are accounted for based on the fair value of the equity instrument issued (unless the fair value of the consideration received can be more reliably measured). During the six months ended June 30, 2001, the Company recognized $600 and $82,018 of expense relating to the grant of common stock to non-employees and employees, respectively, for services which is included in the accompanying consolidated statements of operations. The value of these shares was determined based upon the sale of common stock in the private placement during the same period.

          i.   Income taxes

               Current income tax expense (benefit) is the amount of income taxes expected to be payable (receivable) for the current year. A deferred tax asset and/or liability is computed for both the expected future impact of differences between the financial statement and tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. Deferred income tax expense is generally the net change during the year in the deferred income tax asset and liability. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be "more likely then not" realized in future tax returns. Tax rate changes are reflected in income in the period such changes are enacted.

          j.   Net loss per share

               Basic net loss per share is computed using the weighted average number of common shares outstanding during the periods presented. Diluted loss per share has not been presented because the assumed exercise of the Company's outstanding options and warrants would have been antidilutive. Options and/or warrants will have a dilutive effect only when the average market price of the common stock during the period exceeds the exercise price of the options and/or warrants. There were options to purchase 300,000

                       VIPER NETWORKS, INC. AND SUBSIDIARY
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                  June 30, 2001

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          j.   Net loss per share (continued)

               shares of common stock and zero warrants potentially issuable at June 30, 2001 those were not included in the computation of net loss per share.

                                                                        From
                                                                   Inception on
                                              Six months          September 14,
                                                 Ended            2000 Through
                                            June 30, 2001         June 30, 2001
                                          ----------------     ----------------
                                              (unaudited)         (unaudited)

           Net loss (numerator)            $    (110,8 99)             (150,007)

           Weighted average shares
             outstanding for basic
             net loss per share
             (denominator)                      3,870,969             3,113,323
                                           ---------------     ----------------

                Per share amount           $        (0.03)      $         (0.04)
                                           ===============      ===============

          k.   Concentrations of Risk - Foreign Operations

               The Company owns 50 acres of real property where it plans to sell lots for residential development and build a communications facility. The property is located in Mexico which has a developing economy. Hyperinflation, volatile exchange rates and rapid political and legal change, often accompanied by military insurrection, have been common in this and certain other emerging markets in which the Company may conduct operations. The Company may be materially adversely affected by possible political or economic instability in Mexico. The risks include, but are not limited to terrorism, military repression, expropriation, changing fiscal regimes, extreme fluctuations in currency exchange rates, high rates of inflation and the absence of industrial and economic infrastructure. Changes in land development or investment policies or shifts in the prevailing political climate in Mexico in which the Company plans to sell lots for residential development and build a communications facility could adversely affect the Company's business. Operations may be affected in varying degrees by government regulations with respect to development restrictions, price controls, export controls, income and other taxes, expropriation of property, maintenance of claims, environmental legislation, labor, welfare, benefit policies, land use, land claims of local residents, water use and mine safety. The effect of these factors cannot be accurately predicted.

          l.   New Accounting Pronouncements

               The Company has adopted the provisions of FASB Statement No. 138 Accounting for Certain Derivative Instruments and Hedging Activities, (an amendment of FASB Statement No. 133.) Because the Company had adopted the provisions of FASB Statement No. 133, prior to June 15, 2000, this statement is effective for all fiscal

                       VIPER NETWORKS, INC. AND SUBSIDIARY
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                  June 30, 2001

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          l.   New Accounting Pronouncements (continued)

               quarters beginning after June 15, 2000. The adoption of this principle had no material effect on the Company's consolidated financial statements.

               The Company has adopted the provisions of FASB Statement No. 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (a replacement of FASB Statement No. 125.) This statement provides accounting and reporting standard for transfers and servicing of financial assets and extinguishments of liabilities. Those standards are based on consistent application of a financial-components approach that focuses on control. Under that approach, the transfer of financial assets, the Company recognized the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. This statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of this principle had no material effect on the Company's consolidated financial statements.

               The Company has adopted the provisions of FIN 44 Accounting for Certain Transactions Involving Stock Compensation (an interpretation of APB Opinion No. 25.) This interpretation is effective July 1, 2000. FIN 44 clarifies the application of Opinion No. 25 for only certain issues. It does not address any issues related to the application of the fair value method in Statement No. 123. Among other issues, FIN 44 clarifies the definition of employee for purposes of applying Opinion 25, the criteria for determining whether a plan qualifies as a noncompensatory plan, the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and accounting for an exchange of stock compensation awards in a business combination. The adoption of this principle had no material effect on the Company's consolidated financial statements

NOTE 2 - GOING CONCERN

               The Company's consolidated financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred a loss from inception on September 14, 2000 through June 30, 2001 which has resulted in an accumulated deficit of $150,007 at June 30, 2001 and has no significant operations which raises substantial doubt about the Company's ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset

                       VIPER NETWORKS, INC. AND SUBSIDIARY
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                  June 30, 2001

NOTE 2 - GOING CONCERN (Continued)

               carrying amounts or the amount and classification of liabilities that might result from the outcome of this uncertainty.

               It is the intent of management to develop and provide voice and data services to Web-based customers and then construct Voice-over-Internet Protocol networks for businesses, institutions, and Internet Service Providers (ISP) to develop strategic partnerships to resell the Company's various products and services to the ISP's existing customer base. Subsequent to December 31, 2000, the Company signed its first contract for its VIPER CONNECT product.

               The Company also plans to have Tri-National Development Corporation include the 50 acres of real property owned by the Company in the remainder of the Hills of Bajamar property for the purposes of selling the entire property to a third party.

               Company management will seek additional financing through new stock issuances and lines of credit. In December 2000, the Company authorized the private placement and sale of up to 750,000 shares of common stock at $0.10 per share.

               The Company expects to need $100,000 to cover its expenses for the next twelve months.

NOTE 3 - COMPOSITION OF CERTAIN FINANCIAL STATEMENT CAPTIONS

                                                                  June 30, 2001
                                                                 ---------------
                                                                   (unaudited)
         Office furniture and equipment:

               Computer equipment                                 $      24,344
               Less accumulated depreciation and amortization            (2,010)
                                                                 ---------------

                                                                  $      22,334
                                                                 ===============

         Accrued liabilities:

                Accrued professional fees                         $      22,500
                Accrued compensation                                     80,930
                Other accrued expenses                                    2,258
                                                                  --------------
                                                                  $     105,688
                                                                  ==============

NOTE 4 - STOCK SUBSCRIPTION RECEIVABLE

               During September 1998, the Company entered into an agreement with a related party to purchase 50 acres of real property known as the Hills of Bajamar, located in Ensenada, Mexico that is valued at predecessor cost of $125,000. The Company intended to sell

                       VIPER NETWORKS, INC. AND SUBSIDIARY
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                  June 30, 2001

NOTE 4 - STOCK SUBSCRIPTION RECEIVABLE (Continued)

               lots for residential development and build a communications facility for residents in the surrounding area.

               As consideration for the land, the Company issued 3,000,000 shares of its series B Preferred Stock and a stock warrant for 1,000,000 common shares. During June 2001, the Company negotiated a settlement and release with the Class B preferred stockholder whereby the Preferred Stock and stock warrants were exchanged for 400,000 shares of the Company's Common Stock and the cumulative undeclared dividend were not declared.

               As of the date of these financial statements, the Company had not received clear to title to the land. Accordingly, the value of the land has been classified as a stock subscription receivable.

NOTE 5 - CAPITAL LEASES

               The Company leases certain equipment with lease terms through December 2004. Obligations under these capital leases have been recorded in the accompanying consolidated financial statements at the present value of future minimum lease payments.

                                                                  June 30, 2001
                                                                 ---------------
                                                                   (unaudited)
               Computer equipment                                 $      18,567
               Less accumulated amortization                             (1,647)
                                                                 ---------------

                                                                  $      16,920
                                                                 ===============


               The future minimum lease payments under these capital leases and the net present value of the future minimum lease payments are as follows:

                                                                   Period ended
                                                                      June 30
                                                                   -------------
                                                                    (unaudited)
                2002                                               $      8,026
                2003                                                      7,826
                2004                                                      6,721
                2005                                                      1,703
                                                                    ------------

                Total future minimum lease payments                      24,276

                Less amount representing interest                        (6,928)
                                                                   -------------
                Present value of future minimum lease payments     $     17,348
                                                                   =============

                       VIPER NETWORKS, INC. AND SUBSIDIARY
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                  June 30, 2001

NOTE 5 - CAPITAL LEASES (continued)

               At June 30, 2001, the Company was delinquent in the payment of a capital lease and subsequently defaulted on both capital leases. The present value of future minimum lease payments has been recorded in the accompanying consolidated balance sheet as a current liability as of June 30, 2001.

NOTE 6 - RELATED PARTY TRANSACTIONS

               The Company's shareholders incurred expenses on behalf of the Company in the amount of $3,208, which will be repaid in the normal course of business. During March 2001, $8,500 of cash was received from an officer and director and $5,655 of accounts payable related party were converted into Common Stock as a subscription under the Company's private placement authorized December 2000.

               In the settlement of debt for past wages, the Company issued a $13,667 note that is the remaining portion due to the former president. The note accrues interest at 15% per annum, is unsecured and is payable on or before June 30, 2001. Interest of $1,333 has accrued as of June 30, 2001.

NOTE 7 - INCOME TAXES

               Due to the Company's net loss position from inception on September 14, 2000 to June 30, 2001, there was no provision for income taxes recorded. The following is a reconciliation of the statutory federal income tax rate to the Company's effective tax rate:

                                                                       From
                                                                   Inception on
                                                  Six months      September 14,
                                                     Ended         2000 Through
                                                 June 30, 2001    June 30, 2001
                                               ---------------- ----------------
                                                  (Unaudited)      (Unaudited)
   Tax provision (benefit) at statutory rate            (35)%             (35)%
   State tax, net of federal benefit                     (2)%              (2)%
   Permanent differences                                 26 %              25 %
   Valuation allowance                                   11 %              12 %
                                                 ------------    --------------
                                                          -                 -
                                                 ============    ==============

                       VIPER NETWORKS, INC. AND SUBSIDIARY
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements

NOTE 7 - INCOME TAXES (continued)

               The components of net deferred tax assets are as follows:

                                                               June 30, 2001
                                                            --------------------
                                                                (unaudited)
         Deferred tax assets:
            Net operating loss carryforward                  $           17,419
            Other assets                                                    280
                                                             -------------------
                                                                         16,471
        Less valuation allowance                                        (16,471)
                                                             -------------------

                                                             $                -
                                                             ===================


               As a result of the Company's losses to date, there exists a substantial doubt as to the ultimate realization of the deferred tax assets. Accordingly, a valuation allowance equal to the total deferred tax assets has been recorded at June 30, 2001

               At June 30, 2001, the Company had federal and state net operating loss carryforwards for tax purposes of approximately $43,000 and $43,000 which may be available to offset future taxable income and which, if not used, begin to expire in 2010 and 2012, respectively.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

               Operating Lease Obligation

               In October 2000, the Company entered into a month-to-month lease for its office space. Rent expense for the six months ended June 30, 2001 and from inception on September 14, 2000 to June 30, 2001 was $5,052 and $6,736, respectively.

               Equity Incentive Plan

               In December 2000, Company's board of directors adopted an equity incentive plan for all employees, directors, advisors and consultants of the Company. The plan currently may grant stock options or awards at a maximum of 1,500,000 shares. At December 31, 2000, there were 1,200,000 shares of the Company's Common Stock available for grant under the Equity Plan.

NOTE 9 - PREFERRED STOCK

          a.   Preferred Stock - Class A

               The Company has authorized 100,000 shares of non-voting Class A preferred stock, at a par value of $1.00 per share. These shares are convertible into common stock at a ratio of 500 shares of common stock for each share of Class A preferred stock. There were no shares issued and outstanding at December 31, 2000.

                       VIPER NETWORKS, INC. AND SUBSIDIARY
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                  June 30, 2001

NOTE 9 - PREFERRED STOCK (continued)

          b.   Preferred Stock - Class B

               The Company has authorized 10,000,000 shares of non-voting Class B preferred stock, at a par value of $1.00 per share. These shares accumulate dividends at a rate of 15% per annum and are convertible into common stock at a $1.00 per share or the market price for the 10 day average prior to the date of conversion, whichever is less, but in no event less than 75 cents per share. The conversion date is at the option of the Company, however, no sooner than 12 months from the first day that the common stock of the Company is publicly traded. There were 3,000,000 shares and zero shares issued and outstanding at December 31, 2000 and June 30, 2001, respectively.

               The cumulative undeclared dividends as of December 31, 2000 were $1,049,178. The dividends continue to accumulate, however, all dividends accumulated after November 15, 2000 will be contributed back to the Company by the shareholder.

               The shareholder also has stock warrants to purchase an additional 1,000,000 common shares for a period of one year from the date of conversion for the same price as the preferred shares can be converted. Since there is no market price and the warrants cannot be valued, the warrant shares are considered to have no value.

               During June 2001, the Company negotiated a settlement and release with the Class B preferred stockholder whereby the Preferred Stock and common stock warrants were exchanged for 400,000 shares of the Company's Common Stock and the cumulative undeclared dividend and were not declared.

NOTE 10 - COMMON STOCK TRANSACTIONS

               On December 29, 2000, the Company approved a reverse-split of its Common Stock on a 1-for-12 basis leaving 3,565,786 shares issued and outstanding. All references to common stock have been retroactively restated.

               During March 2001, the Company issued 485,000 and 56,550 shares at $0.10 per share for cash and satisfaction of accounts payable to related party, respectively.

NOTE 11 - STOCK OPTIONS

               During December 2000, the Company adopted an equity incentive plan (the "Equity Plan") which provides for the issuance of 1,500,000 shares of the Company's Common Stock. The Equity Plan provides for the grant to employees and directors of the Company and its affiliates, as defined, of incentive stock options and non-statutory stock options to purchase shares of the Company's Common Stock, limited rights, and stock awards.

               Options and limited rights granted under the Equity Plan shall be exercisable at such time or upon such events and subject to the terms, conditions, vesting, and restrictions as determined by the board of directors or the compensation committee (the "Plan

                       VIPER NETWORKS, INC. AND SUBSIDIARY
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                  June 30, 2001

NOTE 11 - STOCK OPTIONS (continued)

               Committee") of the Company provided however that no option shall be exercisable after the expiration of ten years from the date of grant. The exercise price of options granted under the Equity Plan will be equal to the fair market value of the Company's Common Stock as determined by the Plan Committee on the date of grant. If, at the time of grant, an incentive stock option is granted to a 10% beneficial owner, as defined, the exercise price will be equal to 110% of the fair market value of the Company's Common Stock and the option shall not be exercisable after the expiration of five years.

               Stock awards granted under the Equity Plan shall be subject to the terms, conditions, vesting, and restrictions as determined by the Plan Committee.

               At June 30, 2001, there were 1,200,000 shares of the Company's Common Stock available for future grant under the Equity Plan.

               Under FASB Statement 123, the Company estimated the fair value of each option grant at the grant date by using the Black-Scholes option pricing model with the following weighted average assumptions used for each of the grants; no dividend yield, expected volatility of 0.1%, risk-free interest rates of 5.17%, and expected lives of five years.

               Had compensation cost for the Company's stock-based compensation plan been determined based on the fair value at the grant dates for awards under those plans consistent with the method described in SFAS No. 123, the Company's net loss would have been as follows:

                                                                       From
                                                                   Inception on
                                                  Six months      September 14,
                                                     Ended         2000 Through
                                                 June 30, 2001    June 30, 2001
                                                 --------------  --------------
                                                   (Unaudited)     (Unaudited)
              Net loss:
                  As reported                    $   (110,899)    $  (150,007)
                  Pro forma                      $   (111,334)    $  (150,442)

              Basic loss per share:
                  As reported                    $      (0.03)    $     (0.04)
                  Pro forma                      $      (0.03)    $     (0.05)


               A summary of the status of the Company's stock options as of June 30, 2001 and changes during the six months ended June 30, 2001 is as follows:

                       VIPER NETWORKS, INC. AND SUBSIDIARY
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                  June 30, 2001

NOTE 11 - STOCK OPTIONS (continued)

                                                                                 Weighted             Weighted
                                                                                  Average              Average
                                                                                 Exercise            Grant Date
                                                               Options             Price             Fair Value
                                                          ----------------   ----------------   ------------------
              Outstanding, September 14, 2000                            -                  -                    -
                          Granted                                  300,000   $           0.11   $           0.0145
                          Expired/Canceled                               -                  -                    -
                          Exercised                                      -                  -                    -
                                                          ----------------   ----------------   ------------------

              Outstanding, December 31, 2000                       300,000   $           0.11   $           0.0145
                          Granted                                        -                  -                    -
                          Expired/Canceled                               -                  -                    -
                          Exercised                                      -                  -                    -
                                                          ----------------   ----------------   ------------------

              Outstanding, June 30, 2001                           300,000   $           0.11   $           0.0145
                                                          ================   ================   ==================

                                                                                 Weighted             Weighted
                                                                                  Average              Average
                                                                                 Exercise            Grant Date
                                                               Options             Price             Fair Value
                                                          ----------------   ----------------   ------------------

              Vested, June 30, 2001                                      -                  -                    -
                                                          ================   ================   ==================

              Exercisable, June 30, 2001                           300,000   $           0.11   $           0.0145
                                                          ================   ================   ==================


               All of the Company's outstanding options to purchase Common Stock at June 30, 2001 expire December 29, 2005.

NOTE 12 - SUBSEQUENT EVENTS

               During September 2001, the Company issued a total of 767,882 shares of Common Stock for $12,100 in cash and $64,688 in services at $0.10 per share, of which $64,088 was to officers and directors of the Company for services during the six months ended June 30, 2001.